    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1996.

                                                       REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                   NEXUS HEALTHCARE INFORMATION CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     2721                    54-1802406
                               (PRIMARY STANDARD          (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL             IDENTIFICATION NO.)
      JURISDICTION            CLASSIFICATION CODE
   OF INCORPORATION OR              NUMBER)
      ORGANIZATION)
                           11410 ISAAC NEWTON SQUARE
                     RESTON, VIRGINIA 22090 (703) 904-3900
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              PETER L. BOWER, CPA
                     TREASURER AND CHIEF FINANCIAL OFFICER
                   NEXUS HEALTHCARE INFORMATION CORPORATION
                           11410 ISAAC NEWTON SQUARE
                            RESTON, VIRGINIA 22090
                                (703) 904-3900
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
          JOHN F. OLSON, ESQ.                    JOHN J. HUBER, ESQ.
      GIBSON, DUNN & CRUTCHER LLP                 LATHAM & WATKINS
1050 CONNECTICUT AVENUE, NW, SUITE 900 1001 PENNSYLVANIA AVE., NW, SUITE 1300
         WASHINGTON, DC 20036                   WASHINGTON, DC 20004
            (202) 955-8500                         (202) 637-2200

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                      PROPOSED          PROPOSED
                                                      MAXIMUM           MAXIMUM          AMOUNT OF
  TITLE OF EACH CLASS OF             AMOUNT TO BE  OFFERING PRICE      AGGREGATE        REGISTRATION
ECURITIES TO BE REGISTEREDS         REGISTERED(1)   PER UNIT(2)   OFFERING PRICE(1)(2)     FEE(3)
- ----------------------------------------------------------------------------------------------------
 Common Stock, par value $.01 per      2,300,000
  share..........................       shares         $12.00         $27,600,000          $9,518

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 300,000 shares as to which the Underwriters have been granted an option to cover over-allotments.
(2) Estimated solely for the purpose of determining the registration fee.
(3) Calculated pursuant to Rule 457(a).

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                    NEXUS HEALTHCARE INFORMATION CORPORATION

               CROSS-REFERENCE SHEET PURSUANT TO REGULATION S-K,
              ITEM 501(B), SHOWING THE LOCATION IN THE PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

 FORM S-1                                             LOCATION OR
 ITEM NO.          CAPTION                       CAPTION IN PROSPECTUS
 --------          -------                       ---------------------
    1.    Forepart of the
           Registration Statement
           and Outside Front Cover
           Page of Prospectus......   Outside Front Cover Page
    2.    Inside Front and Outside
           Back Cover Pages of
           Prospectus..............   Inside Front and Outside Back Cover Pages
    3.    Summary Information, Risk
           Factors and Ratio of
           Earnings to Fixed          Prospectus Summary; Risk Factors; The
           Charges.................    Company
    4.    Use of Proceeds..........   Use of Proceeds
    5.    Determination of Offering
           Price...................   Underwriters
    6.    Dilution.................   Dilution
    7.    Selling Security
           Holders.................   *
    8.    Plan of Distribution.....   Outside Front Cover Page; Underwriters
    9.    Description of Securities
           to be Registered........   Description of Capital Stock
   10.    Interests of Named
           Experts and Counsel.....   *
   11.    Information with Respect    Outside Front Cover Page, Prospectus
           to the Registrant.......    Summary; The Company; Use of Proceeds;
                                       Dividend Policy; Capitalization; S
                                       Corporation Distributions and Termination
                                       of Subchapter S Corporation Status;
                                       Dilution; Selected Consolidated Financial
                                       Data; Management's Discussion and Analysis
                                       of Financial Condition and Results of
                                       Operations; Business; Management; Certain
                                       Transactions; Principal Stockholders;
                                       Description of Capital Stock; Shares
                                       Eligible for Future Sale; Financial
                                       Statements
   12.    Disclosure of Commission
           Position on
           Indemnification for
           Securities Act
           Liabilities.............   *

- --------
* Not applicable or response is negative.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, ISSUED JUNE 20, 1996

                                2,000,000 SHARES

                    NEXUS HEALTHCARE INFORMATION CORPORATION

                                  COMMON STOCK

                                  -----------

  All of the 2,000,000 shares of Common Stock offered hereby are being sold by NexUS Healthcare Information Corporation (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial offering price per share will be between $10.00 and $12.00. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on The Nasdaq National Market under the symbol "NHIC."

                                  -----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" ON PAGES 6 THROUGH 9.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
- --------------------------------------------------------------------------------
Per Share...................................   $           $             $
- --------------------------------------------------------------------------------
Total(3)....................................   $           $             $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $535,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $   , $   and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the certificates for the shares of Common Stock will be available for delivery at the offices of Volpe, Welty & Company, One Maritime Plaza, San Francisco,
California on or about     , 1996.

VOLPE, WELTY & COMPANY                                    LEGG MASON WOOD WALKER
                                                 INCORPORATED

                   The date of this Prospectus is      , 1996

                                [COMPANY LOGO]

   NEXUS PRODUCTS INCLUDE A BROAD RANGE OF SURVEYS, COMPILATIONS, ANALYSES, MANUALS AND REPORTS AND DECISION SUPPORT SYSTEMS THAT ASSIST PROVIDERS AND
 PAYORS IN DETERMINING REIMBURSEMENT FOR CLINICAL SERVICES AND IN DEVELOPING A
                       VARIETY OF DATABASE INITIATIVES.



                               [ARTWORK TO COME]
                            DESCRIPTION OF ARTWORK:

     THE ARTWORK WILL BE PHOTOS OF THREE PAGES FROM THREE OF THE COMPANY'S PRODUCTS. PHOTO 1 WILL BE A PAGE FROM THE HEALTHCARE CAPITATION REPORT
NEWSLETTER. PHOTO 2 WILL BE A PAGE FROM THE 1995 ALMANAC OF HOSPITAL FINANCIAL
  AND OPERATING INDICATORS. PHOTO 3 WILL BE A PAGE FROM THE ICD-9-CM OFFICIAL
              GUIDELINES FOR DISEASES OF THE CIRCULATORY SYSTEM.

  The Company intends to furnish to its stockholders with annual reports containing financial statements audited by independent certified public accountants and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year subsequent to consummation of this offering.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. Unless the context otherwise requires, references to "NexUS" or the "Company" are to NexUS Healthcare Information Corporation, its predecessors and its wholly-owned subsidiaries, which include St. Anthony Outsourcing, Inc., St. Anthony Healthcare Resource Group, Inc. ("SAHR") and St. Anthony Publishing, Inc. ("St. Anthony Publishing"), which incorporates as a division The Center for Healthcare Industry Performance Studies, Inc. ("CHIPS"). St. Anthony Publishing and SAHR are collectively referred to as the "Operating Subsidiaries." Unless indicated otherwise, the information contained in this Prospectus (i) gives effect to the Recapitalization (as defined herein) and (ii) assumes no exercise of the Underwriters' over-allotment option. References to fiscal years are to the Company's fiscal year, which ends on April 30. See "The Company."

                                  THE COMPANY

  NexUS is a leading provider of information management products and services to the healthcare industry. The Company's products and services include a broad range of surveys, compilations, analyses, manuals and reports and decision support systems that assist providers and payors in determining reimbursement for clinical services and in developing a variety of database initiatives. These products facilitate the customer's ability to evaluate resource utilization, analyze practice patterns, develop clinical pathways, measure outcomes, benchmark peer groups and negotiate managed care contracts under capitation and various risk-sharing payment agreements. The Company's customers include substantially all U.S. hospitals, as well as physician groups and healthcare payors, including federal and state agencies, health maintenance organizations ("HMOs"), insurance companies and employers. The Company believes its St. Anthony Publishing brand name is acknowledged as a market leader in medical coding, the basis on which healthcare financial and clinical information is recorded.

  Healthcare providers and payors in the United States use a uniform set of basic data elements to identify and code diagnoses and the number and type of patient procedures. In inpatient settings, these basic elements are expressed in ICD-9-CM codes, and in outpatient settings, procedures are coded using a classification system called CPT. Typically government agencies and private payors require the use of these uniform coding systems on claims forms submitted to them for reimbursement to ensure uniform claims data. In addition to being used as the basis for reimbursement, coded claims data are used for a variety of other purposes such as accreditation, rate setting, trend monitoring, and increasingly for utilization and quality assessment reviews for profiling provider practice patterns and clinical outcomes measurements. Despite the importance and multiple uses of such data, claims processing is widely acknowledged to generate substantial inaccuracies. Inaccuracies result from (i) the broad discretion of medical coders in the coding process, (ii) frequent omission of pertinent diagnoses and hospital discharge summaries,
(iii) clinical codes which are often not distinct and (iv) ambiguities in classifying chronic and acute conditions.

  The Company was founded in 1986 to provide value-added information and reference manuals designed to assist providers and payors in coding medical records under the evolving uniform coding system. In response to the increased demand for healthcare information in the 1990's, the Company has expanded its healthcare payment expertise and now provides a range of information products, including products for managed care, decision support systems and benchmarking. The Company believes these products enable providers to determine reimbursement for clinical services, assess and manage financial risk, and enhance their understanding of treatment costs, variability of costs and cost control measures. The Company believes these products enable payors to assess more accurately resource utilization, profile provider practice patterns, measure clinical outcomes, and establish and implement peer group benchmarks.

  The Company's products include: (i) healthcare and medical information relating to coding and payment processing, (ii) managed care and related information, and (iii) decision support systems and benchmarking products utilizing the Company's proprietary software and public and proprietary databases. These products are generally sold on a subscription basis and are available in a variety of print and electronic formats. From April 30, 1994 to April 30, 1996, the Company's subscriptions increased from 198,000 to 280,000 and units sold during fiscal 1994 and 1996 increased from 304,000 to 475,000. In fiscal 1996, the Company experienced estimated renewal rates of 70% for its coding and payment-related and managed care products and 94% for its decision support systems and benchmarking products. In addition, the Company provides consulting services which include the review and audit of the coding practices and procedures of healthcare providers.

                                  THE OFFERING

Common Stock offered hereby..... 2,000,000 shares
Common Stock to be outstanding   9,682,080 shares(1)
 after the offering.............
Use of proceeds................. To repay approximately $11.0 million of revolving bank debt, to fund approximately
                                 $1.2 million of capital expenditures and to
                                 provide funds for general corporate purposes,
                                 including possible acquisitions of products
                                 and companies in healthcare information-
                                 related fields. See "Use of Proceeds."
Proposed Nasdaq National Market  NHIC
 symbol.........................

- --------
(1) Does not include (i) 317,500 shares of Common Stock issuable at $11.00 per share upon the exercise of options currently outstanding or (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, of which options covering 430,104 shares of Common Stock have been granted and will be exercisable at the initial offering price. See "Management--Stock Options" and Note M to the Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                    YEAR ENDED    FISCAL YEAR ENDED APRIL 30,
                                   DECEMBER 31, -------------------------------
                                     1992(1)     1993    1994    1995    1996
                                   ------------ ------- ------- ------- -------
CONSOLIDATED STATEMENT OF INCOME
 DATA:
Revenue..........................    $29,383    $28,664 $30,555 $35,799 $40,730
Operating income.................      2,549      1,056   2,011   3,111   3,674
Net income.......................      2,430        926   1,716   2,116   2,683
Pro forma net income(2)..........                                         2,352
Pro forma net income per share...                                       $  0.31
Weighted average number of common
 shares outstanding..............                                         7,682

                                                             APRIL 30, 1996
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(3)
                                                         -------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash.................................................... $   164      $9,850
Working capital (deficit)...............................    (949)      9,237
Total assets............................................  18,685      28,371
Notes payable, noncurrent...............................   9,989         250
Stockholders' equity (deficit)..........................  (4,480)     15,445

- --------
(1) The Company changed its fiscal year end to April 30 subsequent to calendar year 1992. Consolidated statement of income data for all years presented are for full twelve month periods.
(2) Prior to the date of the Recapitalization (as defined herein), the Company elected to be treated as a Subchapter S corporation, and accordingly was not subject to federal or state income taxes. During the period the Company was treated as a Subchapter S corporation, it made distributions to its stockholders to pay these taxes at the individual level, as they relate to the Company's operations. A substantial portion of these distributions was recorded as compensation expense in the historical financial statements. Pro forma net income reflects an adjustment to reduce compensation expense relating to these distributions and a provision for income taxes as if the Company had been subject to federal and state income taxes. See
    "S Corporation Distributions and Termination of Subchapter S Corporation Status," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes A and L to the Consolidated Financial Statements.
(3) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds." Does not give effect to a one-time, non-cash charge against earnings of approximately $475,000 in the first quarter of fiscal 1997 to reflect additional deferred income tax liability resulting from the termination of Subchapter S corporation status on May 15, 1996. See Note L to the Consolidated Financial Statements.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

  Competition. The markets for the Company's products and services are highly competitive and change rapidly. The Company faces different competitors and different levels of competition in each of its product categories. The Company believes that the principal competitive factors in the markets for healthcare information products are the breadth and quality of products offered, experience and reputation for quality in providing healthcare information, efficiency in the development and marketing of new products, access to data, development of proprietary databases, methodologies and technical resources, price, and the effectiveness of marketing expenditures. Certain competitors or potential competitors of the Company have or may develop greater financial, product development, technical and marketing resources than the Company. The Company's competitors include other providers of coding and payment processing information and reference manuals, managed care and general healthcare information and operations and financial and clinical benchmarking data and products. As the market for healthcare information and cost management solutions develops, additional competitors, including other healthcare information companies not currently competing with the Company, may enter the market and competition may intensify. The Company may also face significant competition from internal information services departments at for-profit and not-for-profit hospital groups, many of which have developed or may develop benchmarking information or other cost-containment products.

  Dependence on New Product Development and Acceptance. The Company's products typically experience a cycle from introduction through maturity, with the rate of growth in revenue and gross margins declining as a product reaches maturity. The Company believes that certain of its products have reached maturity. The Company's future growth will depend on its ability to develop and introduce new products and to enhance existing products. The Company's ability to introduce new products is dependent upon a marketplace characterized by frequent regulatory changes, rapid technological development and evolving customer needs. There can be no assurance that the Company will continue to be able to identify new product areas, develop new products within new or existing areas, introduce new or enhance existing products on a timely basis and achieve market acceptance for new products or enhancements, or that regulatory change will generate a continuous need for new information products within the healthcare industry. See "Business--Consulting and Product Development."

  Seasonality; Potential Fluctuations in Quarterly Results. The Company's quarterly operating results have varied significantly in prior years. The Company has historically experienced and expects to continue to experience a seasonal pattern in revenue and net income, with the third and fourth fiscal quarters being significantly higher than the first and second fiscal quarters. The timing of revenue is influenced by a number of factors, including the release of updated information used to revise existing products and develop new products, the timing of individual orders and shipments and seasonal customer buying patterns. During the first and second fiscal quarters, customers frequently plan their orders in anticipation of the availability of new and updated products. The release of updated information by federal and state agencies and professional associations typically occurs in the second fiscal quarter, which results in the concentration of new and updated products in the second and third fiscal quarters and increased sales of products. To produce revenue in the second half of the fiscal year, the Company continues to incur marketing and other operating expenses in the first half of the fiscal year. The combination of reduced orders and ongoing expenses typically results in an operating loss in the first fiscal quarter and lower revenue and net income in the first half of the fiscal year than the second half. This seasonal pattern typically affects the Company's coding and payment-related products, as well as its decision support systems and benchmarking products. While the Company believes that the effects of seasonality will be mitigated by increased sales of managed care products and, if implemented, through the provision of outsourced medical coding services, no assurance can be given that such sales will occur or that outsourcing will be implemented. The Company's quarterly results of operations may also be adversely affected by other factors, certain of which, such as increases in postal rates or the cost of paper, are beyond the Company's control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Quarterly Results."

  Outsourcing and New Data Initiative. The Company is evaluating the feasibility of providing medical reimbursement coding services to healthcare providers on a contract basis ("outsourcing"), and of compiling the information obtained through that outsourcing service in a proprietary database. The Company is currently developing a business plan, strategy and budget for the testing of such potential opportunities on a limited basis and its goal is to begin limited pilot outsourcing projects at one or more hospitals in the second quarter of fiscal 1997. The Company expects that a decision whether to pursue outsourcing beyond the pilot projects will be made in the second half of fiscal 1997. If the Company decides to pursue outsourcing beyond the pilot projects, the Company anticipates providing outsourcing services on a broader scale and developing additional decision support systems and benchmarking products based on that proprietary database. Such decision support systems and benchmarking products are expected to be marketed to both the outsourcing customer and to existing and new customers. See "Business--Products and Services--Outsourcing and New Data Initiative." While the Company has performed limited reviews and audits of coding practices and procedures for its consulting customers, the Company has not engaged in digital scanning or the large scale database management which would be involved in outsourcing. If outsourcing is pursued beyond the pilot projects, the Company will incur significant expenditures for personnel, marketing and technology. The Company will also be required to develop expertise in areas such as digital scanning technology and large scale database management, which have previously been outside the Company's core expertise and which may affect the Company's ability to operate profitably in this market. These additional expenditures and potential operational difficulties may result in diversion of management's focus on ongoing operations, adversely affect results of operations and reduce the level of capital available for other activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition, the Company expects to face new competitors in this market as it evolves. Accordingly, no assurance can be given that the Company will pursue outsourcing or, if it pursues outsourcing beyond the pilot projects, that outsourcing will generate significant revenue or be profitable.

  If the Company decides to pursue outsourcing during the pilot stage and thereafter, the Company may be subject to regulations applicable to healthcare providers in connection with such providers' reimbursement claims, the compliance with which, or the liability arising from which, may materially affect the Company's results of operations or financial condition. Outsourcing activities also may subject the Company to claims of fraud or abuse brought by the government or other payors against the Company's healthcare provider customers, or against the Company, in connection with the providers' reimbursement claims prepared by the Company. While the Company intends to enter into indemnification arrangements with its outsourcing customers and to insure against such risk, there can be no assurance that such indemnification arrangements or the Company's insurance coverage will be adequate to cover any such claims, or that such claims will not have a material adverse affect on the Company's results of operations or financial condition.

  Acquisition Strategy. An important element of the Company's strategy is to acquire complementary products and businesses in order to expand its market penetration. The recent acquisitions, such as the CHIPS merger in February 1996, represent the initial efforts of the Company to implement this portion of its strategy. The Company's ability to expand successfully through acquisitions will depend upon: (i) the availability of suitable acquisition candidates, (ii) the Company's ability to negotiate and consummate such acquisitions on terms acceptable to the Company, (iii) the ability of the Company to finance such acquisitions, either through internally generated funds or third party financing and (iv) the ability of the Company to integrate successfully acquired business or products and to retain their key employees and customers. There can be no assurance that the Company will be able to integrate successfully the recent acquisitions or that it will be successful in making or integrating future acquisitions. Acquisitions involve numerous risks, including possible short-term effects on the Company's operating results or long-term effects associated with contingent earn-out payments or the market price of the Common Stock. Also, the Company may incur one-time acquisition expenses in connection with any future acquisitions. There can be no assurance that the Company will be able to finance an acquisition, or, if financing is available, that the terms will be favorable to the Company. The issuance of shares of Common Stock in an acquisition may result in dilution to the Company's stockholders. See "Business--Strategy-- Acquisitions."

  No Prior Public Market; Potential Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public trading market will develop or be sustained after this offering. The initial public offering price of the shares of Common Stock offered hereby will be determined by negotiations among the Company and the Representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market. See "Underwriters." Consequently, there can be no assurance that the market price for the Common Stock will not fall below the public offering price. From time to time after this offering, there may be significant volatility in the market price of the Common Stock. The market price for the Common Stock following this offering may be affected by a number of factors, including the seasonal effects on or quarterly variations in, the Company's quarterly results of operations or those of its competitors (See "--Seasonality; Potential Fluctuations in Quarterly Results"), internal development of new products at the Company (See "Business--Products and Services--Outsourcing and New Data Initiative"), the market acceptance of major new products and the enhancement of existing products by the Company or its competitors, the announcement of acquisitions or mergers by the Company, changes in earnings estimates or recommendations by security analysts, developments in the Company's industry, general market conditions and other factors, including factors unrelated to the operating performance of the Company or its competitors. In addition, concerns about the potential effects of healthcare reform measures have affected the stock prices of companies in healthcare and related industries and may similarly affect the price of the Common Stock following this offering. Such factors may result in fluctuations in the market price of the Common Stock.

  Dilution. The Company has a net deficit in stockholders' equity and a net tangible deficit. Purchasers of Common Stock in this offering will experience immediate and substantial dilution in the net tangible book value of $10.01 per share based upon an assumed initial public offering price of $11.00 per share. To the extent outstanding stock options to purchase shares of Common Stock are exercised, there will be further dilution in net tangible book value. See "Dilution."

  Proprietary Databases and Intellectual Property. The Company offers decision support systems and benchmarking products based upon its proprietary software and public and proprietary databases and may develop and offer new decision support systems and benchmarking products. The success of the Company's CHIPS division and any new databases the Company may develop will depend to a significant extent on the Company's ability to maintain exclusive rights over its proprietary software and databases and its ability to retain continued access to the data necessary to build and maintain those databases on a cost-effective basis. While the Company relies on a combination of patent, trade secret, copyright and contractual protections to establish and protect its proprietary rights, there can be no assurance that these protections will be adequate to prevent misappropriation of the Company's technology or proprietary databases. In addition, these protections do not prevent independent, third-party development of competitive technology or products. The Company's competitors may develop competing products, and several competitors currently have limited proprietary databases similar to those of the Company. Furthermore, if the Company were restricted by the providers of such information in its ability to obtain data necessary to build or maintain its current or future databases or the cost of such information became prohibitively expensive, such developments could have a material adverse effect on the Company's results of operation and financial condition. See "Business--Product and Services."

  Dependence on Key Personnel. Eugene W. Lorenz, Chairman and Chief Executive Officer of the Company, and the executive officers of the Company have been primarily responsible for the development and expansion of the Company's business. The loss of the services of Mr. Lorenz or any of the executive officers could have a material adverse effect on the Company's results of operations and financial condition. See "Management--Executive Compensation-- Employment Agreements."

  Control by Principal Stockholders. Upon consummation of this offering, Mr. Lorenz will beneficially own approximately 70.0% of the issued and outstanding shares of Common Stock of the Company and, together with other employees will hold shares and options which, in the aggregate, represent approximately 79.3% of the issued and outstanding shares of Common Stock of the Company. As a result, Mr. Lorenz is able to determine the outcome of all corporate actions requiring approval of the stockholders and will be able to control election of the members of the Board of Directors and determination of the Company's policies. Such control can have the effect of delaying or preventing a change of control of the Company. See "Principal Stockholders" and "Description of Capital Stock."

  Possible Issuance of Preferred Stock; Anti-Takeover Provisions. Upon completion of this offering, the Board of Directors will have the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions including voting and conversion rights of such shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company. The Company's Certificate of Incorporation provides for a classified Board of Directors, such that approximately only one-third of the members of the Board of Directors are elected at each annual meeting of stockholders. In addition, the Certificate of Incorporation contains supermajority stockholder approval requirements for certain actions and prohibits stockholder action by written consent. The effect of these and other provisions in the Company's Certificate of Incorporation and Bylaws and under the Delaware General Corporation Law could delay or make more difficult a change of control of the Company or discourage a third party from acquiring, or making a bid to acquire, control of the Company. See "Description of Capital Stock."

  Shares Eligible for Future Sale. 7,682,080 shares of Common Stock, representing 79.3% of the Common Stock outstanding after consummation of this offering, and 747,604 shares of Common Stock issuable upon exercise of outstanding options are or will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"). Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or impair the Company's ability to raise additional capital in the future through the sale of equity securities. See "Shares Eligible for Future Sale" and "Management-- Stock Options."

                                  THE COMPANY

  The Company was organized and began operations in 1986 when it acquired the assets of the publishing business originally started in 1983 by Eugene W. Lorenz and two other stockholders. In December 1989, the Company's businesses were merged into St. Anthony Publishing, a Subchapter S corporation. In January 1994, the Company's consulting and seminar operations were transferred into a newly formed Subchapter S corporation, SAHR.

  As part of the Company's strategy to expand its healthcare information products and to provide healthcare information in a variety of formats, on February 29, 1996 CHIPS merged with and into St. Anthony Publishing. In connection with the merger, the CHIPS stockholders received an aggregate 11.8% of the voting common stock interests of each of the Operating Subsidiaries. CHIPS, which provides healthcare related decision support systems and benchmarking products to the Company's customers, is operated as a separate division of St. Anthony Publishing.

  NexUS Healthcare Information Corporation was incorporated in Delaware in April 1996, and on May 15, 1996 became the holding company for the Operating Subsidiaries through a recapitalization effected by an exchange of shares between the Operating Subsidiaries' stockholders and NexUS (the
"Recapitalization").

  The Company's principal offices are located at 11410 Isaac Newton Square, Reston, Virginia 22090. The Company's telephone number is 703-904-3900.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby, at an initial offering price of $11.00 per share, are estimated to be approximately $19,925,000 ($22,975,000 if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses. The Company intends to use approximately $11.0 million of the net proceeds to pay down substantially all of its existing bank debt with State Street Bank and Trust Company ("State Street Bank") and approximately $1.2 million to fund capital expenditures in fiscal 1997. The balance of net proceeds will be used for working capital, general corporate purposes and potential acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company maintains two credit facilities with State Street Bank: a $9.0 million declining line of credit (the "Working Capital Facility") and a $7.0 million revolving credit line generally available and used for acquisitions (the "Acquisition Facility" and, together with the Working Capital Facility, the "Credit Facilities"). The Credit Facilities currently bear interest at the prime rate quoted by State Street Bank plus 100 basis points and terminate in 2002. As of June 1, 1996 such interest rate was 9.25%. The Company may subsequently reborrow all or any part of the funds available to it under the Credit Facilities. The amounts actually expended by the Company for working capital purposes may vary depending upon a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the success of the Company's product development efforts. In addition, the Company may make one or more acquisitions of businesses, products, or technologies as part of its strategy of expanding or enhancing the Company's current and planned product offerings. While the Company is regularly engaged in discussions with possible acquisition candidates, it is not currently involved in any active acquisition negotiations.

  Pending such uses, the net proceeds of this offering will be invested in short-term, interest bearing investment grade securities.

                  S CORPORATION DISTRIBUTIONS AND TERMINATION
                      OF SUBCHAPTER S CORPORATION STATUS

  From December 1979 to May 14, 1996, the Operating Subsidiaries were treated for federal and certain state income tax purposes as Subchapter S corporations under the Internal Revenue Code. As a result, the Company's stockholders, rather than the Company, were required to pay federal and certain state income taxes based on the Company's taxable earnings through May 14, 1996 (the "S Corporation Earnings"), whether or not such amounts were distributed to the Company's stockholders. The Company has made periodic distributions to its stockholders in amounts approximately equal to the stockholders' tax liabilities associated with the Company's S Corporation Earnings. The Company made distributions to its stockholders of approximately $1,650,000, $553,000 and $1,430,000 in fiscal 1994, 1995 and 1996, respectively.

  The Company intends to enter into an agreement (the "Tax Indemnification Agreement") with Eugene W. Lorenz, who upon consummation of this offering will hold approximately 70.0% of the Common Stock of the Company, providing for, among other things, the indemnification of the Company by Mr. Lorenz for any federal, state and other income taxes (including interest) incurred by the Company if for any reason the Company is deemed to have been a C corporation during any period for which it reported its taxable income as a Subchapter S corporation. See "Certain Transactions."

  Upon the capital contribution to the Company of all of the outstanding stock of the Operating Subsidiaries on May 15, 1996, the Company's status as a Subchapter S corporation terminated and, accordingly, the Company will be subject to all future applicable federal and state income taxes.

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on the Common Stock and does not intend to pay cash dividends on the Common Stock in the foreseeable future. In addition, the Credit Facilities restrict the payment of cash dividends by the Company. See Note A to the Consolidated Financial Statements. Any future payment of cash dividends on shares of Common Stock will be within the discretion of the Board of Directors and will depend upon the earnings of the Company, the Company's capital requirements, restrictions in the Credit Facilities or other loan agreements, applicable requirements of the Delaware General Corporation Law and other factors that are considered relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of April 30, 1996 (i) on an actual basis and (ii) as adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered hereby and application of the net proceeds therefrom. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto, included elsewhere in this Prospectus.

                                                            APRIL 30, 1996
                                                        -----------------------
                                                        ACTUAL   AS ADJUSTED(1)
                                                        -------  --------------
                                                            (IN THOUSANDS)
Short term debt:
  Notes payable, current............................... $   750     $   250
Long term debt:
  Notes payable, noncurrent............................   9,989         250
Stockholders' equity (deficit):
  Common Stock, $.01 par value, 30,000,000 shares
   authorized, 7,682,080 shares issued and
   outstanding(2); 9,682,080 shares issued and
   outstanding, as adjusted............................      77          97
  Additional paid-in capital...........................   1,946      21,851
  Retained earnings....................................   2,757       2,757
  Treasury stock, at cost..............................  (9,260)     (9,260)
                                                        -------     -------
    Total stockholders' equity (deficit)...............  (4,480)     15,445
                                                        -------     -------
Total capitalization................................... $ 6,259     $15,945
                                                        =======     =======

- --------
(1) Does not give effect to a one-time, non-cash charge against earnings of approximately $475,000 in the first quarter of fiscal 1997 to reflect additional deferred income tax liability resulting from the termination of Subchapter S corporation status on May 15, 1996. See Note L to the Consolidated Financial Statements.
(2) Does not include (i) 317,500 shares of Common Stock issuable at $11.00 per share upon exercise of options currently outstanding, or (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan of which options covering 430,104 shares of Common Stock have been granted and will be exercisable at the initial offering price. See "Management--Stock Options" and Note M to the Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value (deficit) of the Company as of April 30, 1996 was $(10,301,335), or $(1.34) per share of outstanding Common Stock. Net tangible book value (deficit) represents the Company's net tangible assets less total liabilities, divided by the number of shares of Common Stock to be outstanding. After giving effect to the sale of the 2,000,000 shares of Common Stock offered hereby at an initial public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at April 30, 1996 would have been $9,623,665 or $0.99 per share of Common Stock, representing an immediate increase in net tangible book value of $2.33 per share to existing stockholders and an immediate dilution of $10.01 per share to persons purchasing shares of Common Stock hereby. The following table illustrates the per share dilution:

   Assumed initial public offering price per share(1)..........          $11.00
    Net tangible book value deficit per share at April 30,
     1996......................................................  $(1.34)
    Increase in net tangible book value per share attributable to new investors..........................................  $ 2.33
                                                                 ------
   Pro forma net tangible book value per share after offering..          $ 0.99
                                                                         ------
   Dilution per share to new investors.........................          $10.01
                                                                         ======

- --------
(1) Before deduction of underwriting discounts and commissions and estimated offering expenses to be paid by the Company.

  The following table summarizes, as of the consummation of this offering at an assumed initial public offering price of $11.00 per share, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of the Common Stock and by the new investors purchasing shares of Common Stock in this offering.

                                                          TOTAL
                                 SHARES PURCHASED     CONSIDERATION     AVERAGE
                                 ----------------- ------------------- PRICE PER
                                  NUMBER   PERCENT   AMOUNT    PERCENT   SHARE
                                 --------- ------- ----------- ------- ---------
Existing stockholders........... 7,682,080   79.3% $ 2,025,252    8.4%  $ 0.26
New investors................... 2,000,000   20.7  $22,000,000   91.6   $11.00
                                 ---------  -----  -----------  -----
  Total......................... 9,682,080  100.0% $24,025,252  100.0%
                                 =========  =====  ===========  =====

  The foregoing tables exclude (i) 300,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option, (ii) 317,500 shares of Common Stock issuable at $11.00 per share upon the exercise of options currently outstanding and (iii) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, of which options covering 430,104 shares of Common Stock have been granted and will be exercisable at the initial offering price. See "Management--Stock Options" and Note M to the Consolidated Financial Statements. Immediately upon the pricing of the Common Stock offered hereby, the Company intends to file a registration statement on Form S-8 under the Securities Act covering the shares of Common Stock reserved for issuance under the 1996 Stock Option Plan. The shares that are the subject of such registration statement will be available for public sale 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale" and "Management--Stock Options." To the extent such options are exercised in the future, persons purchasing shares of Common Stock in the offering may suffer additional dilution. See "Risk Factors--Dilution."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for the year 1992 and the fiscal years 1993 through 1996 have been derived from the audited consolidated financial statements of the Company. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                               YEAR ENDED    FISCAL YEAR ENDED APRIL 30,
                              DECEMBER 31, ----------------------------------
                                1992(1)     1993     1994     1995     1996
                              ------------ -------  -------  -------  -------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
 INCOME DATA:
Revenue
 Products....................   $24,104    $23,306  $26,492  $31,592  $36,799
 Consulting..................     5,279      5,358    4,063    4,207    3,931
                                -------    -------  -------  -------  -------
   Total revenue.............    29,383     28,664   30,555   35,799   40,730
Cost of revenue
 Products....................    10,331     10,236    9,593   12,569   14,710
 Consulting..................     1,744      1,765    1,593    1,907    1,914
                                -------    -------  -------  -------  -------
   Total cost of revenue.....    12,075     12,001   11,186   14,476   16,624
Sales and marketing..........     8,664      8,877    9,248   10,180   11,345
General and administrative...     5,536      6,111    7,349    6,903    7,802
Depreciation and
 amortization................       559        619      761    1,129    1,285
                                -------    -------  -------  -------  -------
Operating income.............     2,549      1,056    2,011    3,111    3,674
Interest expense.............       119        130      295      995      916
Merger expenses..............       --         --       --       --        75
                                -------    -------  -------  -------  -------
Net income...................   $ 2,430    $   926  $ 1,716  $ 2,116  $ 2,683
                                =======    =======  =======  =======  =======
Pro forma net income(2)......                                         $ 2,352
                                                                      =======
Pro forma net income per
 share.......................                                         $  0.31
                                                                      =======
Weighted average number of
 common shares outstanding...                                           7,682
                                                                      =======
                                                      APRIL 30,
                              DECEMBER 31, ----------------------------------
                                  1992      1993     1994     1995     1996
                              ------------ -------  -------  -------  -------
                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA:
Cash.........................   $   761    $   240  $   331  $   315  $   164
Working capital deficit......    (2,141)    (2,675)  (3,976)  (4,918)    (949)
Total assets.................     9,665      7,536    8,780   11,285   18,685
Notes payable, noncurrent ...       145        225    7,246    6,311    9,989
Stockholders' deficit........    (1,469)    (2,431)  (9,086)  (7,018)  (4,480)

- --------
(1) The Company changed its fiscal year end to April 30 subsequent to calendar year 1992. Consolidated statement of income data for all years presented are for full twelve month periods.
(2) Prior to the date of the Recapitalization, the Company elected to be treated as a Subchapter S corporation, and accordingly was not subject to federal or state income taxes. During the period the Company was treated as a Subchapter S corporation, it made distributions to its stockholders to pay these taxes at the individual level. A substantial portion of these distributions were recorded as compensation expense in the historical financial statements. Pro forma net income reflects an adjustment to reduce compensation expense relating to these distributions and a provision for income taxes as if the Company had been subject to federal and state income taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes A and L to the Consolidated Financial Statements.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  NexUS is a leading provider of information management products and services to the healthcare industry. The Company's customers include substantially all U.S. hospitals, as well as physician groups and healthcare payors, including federal and state agencies, HMOs, insurance companies and employers. The Company believes its St. Anthony Publishing brand name is acknowledged as a market leader in medical coding, the basis on which healthcare financial and clinical information is recorded.

  The Company's products include: (i) healthcare and medical information relating to coding and payment processing, (ii) managed care and related information and (iii) decision support systems and benchmarking products utilizing the Company's proprietary software and public and proprietary databases. These products are generally sold on a subscription basis and are available in a variety of print and electronic formats. From April 30, 1994 to April 30, 1996, the Company's subscriptions increased from 198,000 to 280,000 and units sold during fiscal 1994 and 1996 increased from 304,000 to 475,000. In fiscal 1996, the Company experienced estimated renewal rates of 70% for its coding and payment-related and managed care products and 94% for its decision support systems and benchmaking products. In addition, the Company provides consulting services which include the review and audit of the coding practices and procedures of healthcare providers.

  The Company's subscription-based products include books, looseleaf products, specialty reports and newsletters, which are designed to be updated and annually revised and to provide a continuing source of revenue from existing and new customers. The Company's products are subject to changes in the medical codes and the rapid pace of regulatory change in the healthcare industry. The Company continuously supplements its product lines by introducing new products to both existing customers and new customers. The product development cycle from concept, through development and test marketing, to customer delivery of a new product is typically three months. In fiscal 1996, new product introductions focused primarily on managed care and analytical information products, with the introduction of 16 such products. For fiscal 1994, 1995 and 1996, the Company introduced nine, 21 and 26 new products and terminated production of nine, two, and eight products, respectively.

  The Company is evaluating the feasibility of providing medical reimbursement coding services to healthcare providers on a contract basis ("outsourcing") and of compiling the information obtained through outsourcing in a proprietary database. The Company is currently developing a business plan, strategy and budget for the testing of such potential opportunities on a limited basis with a goal of beginning limited pilot outsourcing projects at one or more hospitals in the second quarter of fiscal 1997. The Company expects that a decision whether to pursue outsourcing beyond the pilot projects will be made in the second half of fiscal 1997.

 Revenue

  The Company's revenue is derived from the sale of its products and services primarily to the hospital, physician and managed care markets in the United States. Product revenue accounted for more than 90% of total revenue in fiscal 1996. While sales of the Company's own products account for a substantial majority of product revenue, the Company also resells selected products of other publishers. Product revenue is derived primarily from subscription-based sales, and in fiscal 1996 less than 5.0% of product revenue was generated by bulk sales through its direct sales force, usually at discount, made principally to associations, including the American Medical Association, distributors and insurance companies. Decision support systems and benchmarking products accounted for approximately 6.9% of fiscal 1996 product revenue and such sales grew by approximately 37.9% compared to fiscal 1995. The Company expects an increasing portion of total revenue to be derived from the sale of managed care and decision support systems and benchmarking products. Consulting revenue from individual consulting contracts accounted for 9.7% of total revenue in fiscal 1996, as compared to 11.8% of total revenue in fiscal 1995.

  Product revenue from both new and renewal products is largely subscription-based and is recognized when products are shipped. Thirty three of the Company's products include periodic updates. Fiscal 1996 revenue for these products was $11.4 million, a portion of which is deferred and used to offset the cost of providing the updates. Updates are typically delivered as volume supplements or insertable loose-leaf pages. Newsletter revenue is recognized ratably over the life of the subscription, which is typically a period of 12 months. Substantially all of the Company's subscriptions are of one year duration. During fiscal 1996, renewal revenue represented approximately 32.0% of product revenue. Deferred revenue relating to customer orders not immediately shipped is accrued as unearned subscription revenue.

  The Company provides consulting services to its customers, primarily training in coding, payment-processing and related services. Since 1986, over 1,000 hospitals have contracted to receive the Company's consulting services, which are marketed to physician groups and outpatient clinics as well. Consulting revenue is based upon individual contracts and consulting assignments ranging from one to two weeks, the revenue from which currently ranges between $10,000 to $20,000 per assignment. Consulting services are provided primarily by independent contractors on an as-needed basis to minimize costs. Consulting revenue is recognized as services are performed. As a result of the Company's decision to continue to utilize its consulting operations primarily as a source of product research and development, rather than as a source of revenue and profits, the Company anticipates that consulting revenue will continue to decline as a percentage of total revenue in the future.

 Expenses

  The major components of cost of product revenue are product printing costs, delivery costs, editorial expenses and royalties. The major component of cost of consulting revenue is salaries. These costs are expensed as they are incurred.

  Sales and marketing expenses include primarily telesales and direct mail operations both for new and renewal subscriptions. Certain of the direct mail expenses relate to the development and test marketing of new products. Since its introduction in fiscal 1989, telesales has received increasing emphasis from the Company. The telesales force consisted of 57, 77 and 99 employees at April 30, 1995, April 30, 1996 and June 1, 1996, respectively. Costs incurred in connection with the Company's direct response advertising efforts are deferred and then amortized over the estimated period of benefit for each product, up to 24 months or 32 months, with a significant portion of such costs amortized in 12 to 15 months. Expenses incurred in connection with the Company's telesales operations are expensed as incurred. The Company intends to continue enhancing its telesales marketing efforts because of the higher returns telesales generates compared to direct mail.

  Because the Company's operations are personnel intensive rather than capital intensive, the primary expense is salaries. See "Business--Sales and Marketing." Total salary expense (excluding employee benefits and commissions) was approximately $10.6 million in fiscal 1996.

  Certain of the Company's software development costs, which recently pertain primarily to decision support system and benchmarking products, are capitalized and amortized on a straight-line basis over the estimated economic life of the products, which is typically three years. The Company capitalized $46,000 and $181,000 of software development costs in fiscal 1995 and 1996, respectively.

  In fiscal 1996, the Company installed a new management information system to automate and enhance the efficiency of the Company's order fulfillment and internal accounting processes. From the third quarter of fiscal 1995 through fiscal 1996, the Company spent approximately $1.4 million (approximately $1.1 million during fiscal 1996) on this system, which became operational in January 1996. During fiscal 1997, the Company expects to make additional expenditures of approximately $350,000 for planned enhancements of the management information system. In the event the Company pursues outsourcing beyond the pilot projects, the Company will incur significant expenses for additional personnel, facilities, equipment and technology to support the implementation, expansion and maintenance of outsourcing services. The timing and amount of such expenses will depend upon a number of factors, including the number and location of customers and the manner in which the Company acquires the technology and equipment necessary to support this service.

 Seasonality

  The Company's quarterly operating results have varied significantly in prior years. The Company has historically experienced and expects to continue to experience a seasonal pattern in revenue and net income, with the third and fourth fiscal quarters being significantly higher than the first and second fiscal quarters. The timing of revenue is influenced by a number of factors, including the release of updated information used to revise existing products and develop new products, the timing of individual orders and shipments and seasonal customer buying patterns. During the first and second fiscal quarters, customers frequently plan their orders in anticipation of the availability of new and updated products. The release of updated information by federal and state agencies and professional associations typically occurs in the second fiscal quarter, which results in the concentration of new and updated products in the second and third fiscal quarters and increased sales of products. To produce revenue in the second half of the fiscal year, the Company continues to incur marketing and other operating expenses in the first half of the fiscal year. The combination of reduced orders and ongoing expenses typically results in an operating loss in the first fiscal quarter and lower revenue and net income in the first half of the fiscal year than the second half. This seasonal pattern typically affects the Company's coding and payment related products as well as its decision support systems and benchmarking products. While the Company believes that the effects of seasonality will be mitigated by increased sales of managed care products and, if implemented, through outsourcing, no assurance can be given that such sales will occur or that outsourcing will be implemented. The Company's quarterly results of operations may also be adversely affected by other factors, certain of which, such as increases in postal rates or the cost of paper, are beyond the Company's control.

 Recent Mergers and Acquisitions

  Since the second quarter of fiscal 1996, the Company has added 24 products through three acquisitions and one merger. The merger with CHIPS in February 1996, was accounted for as a pooling of interests. See "Certain Transactions" and Note B to the Consolidated Financial Statements.

 Recapitalization

  In the Recapitalization, St. Anthony Publishing and SAHR became wholly-owned subsidiaries of the Company. See "The Company," "Certain Transactions," and Note A to the Consolidated Financial Statements. The Company's consolidated financial statements give retroactive effect to the Recapitalization for all periods presented.

  Prior to the Recapitalization, the Company elected to be treated as a Subchapter S corporation. A substantial portion of distributions made by the Company to its stockholders to pay individual income taxes prior to the Recapitalization was recorded as compensation expense in the historical financial statements. As a result of its conversion to a C corporation, the Company will record a one-time, non-cash charge against earnings of $475,000 in the first quarter of fiscal 1997, to reflect an additional deferred income tax liability resulting from the termination of Subchapter S corporation status for income tax purposes. See Notes A and L to the Consolidated Financial Statements.

  The Company intends to finance any future mergers or acquisitions with cash generated from operations, borrowing under the Credit Facilities, or the proceeds of debt or equity offerings, including shares of Common Stock. If the Company consummates one or more significant acquisitions in which the consideration includes Common Stock, significant dilution of the interests of stockholders of the Company prior to such acquisitions could result.

RESULTS OF OPERATIONS

  The following table presents selected financial data and percentage of total revenue for the periods indicated, and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The 1996 consolidated statement of income and the following table include pro forma adjustments for stockholder compensation and income taxes.

                                                         YEAR ENDED APRIL 30,
                                                         ----------------------
                                                          1994    1995    1996
                                                         ------  ------  ------
Revenue
  Products..............................................   86.7%   88.2%   90.3%
  Consulting............................................   13.3    11.8     9.7
                                                         ------  ------  ------
                                                          100.0   100.0   100.0
Cost of revenue
  Products..............................................   31.4    35.1    36.1
  Consulting............................................    5.2     5.3     4.7
                                                         ------  ------  ------
                                                           36.6    40.4    40.8
Sales and marketing.....................................   30.3    28.4    27.9
General and administrative..............................   24.0    19.3    19.2
Depreciation and amortization...........................    2.5     3.2     3.1
                                                         ------  ------  ------
Operating income........................................    6.6     8.7     9.0
Interest expense........................................    1.0     2.8     2.2
Merger expenses.........................................    --      --      0.2
                                                         ------  ------  ------
Net income..............................................    5.6%    5.9%    6.6%
                                                         ======  ======  ======
Pro forma net income....................................                    5.8%
                                                                         ======

 Comparison of Fiscal Years Ended April 30, 1996 and April 30, 1995

  Revenue. The Company's product revenue increased approximately 16.5%, or $5.2 million, from $31.6 million in fiscal 1995 to $36.8 million in fiscal 1996. The increase resulted from continued introduction of new products, sales of additional products to existing customers and an approximate 37.9% increase in revenue from decision support systems and benchmarking products. Consulting revenue decreased from $4.2 million in fiscal 1995 to $3.9 million in fiscal 1996, a decrease of 6.6% or approximately $300,000, as a result of the Company's decision to focus consulting services primarily on product research and development. See "Business--Consulting and Product Development."

  Cost of revenue. Cost of product revenue increased approximately 17.0%, or $2.1 million, from $12.6 million in fiscal 1995 to $14.7 million in fiscal 1996, representing approximately 39.8% and 40.0% of product revenue. Cost of consulting revenue increased as a percentage of consulting revenue from 45.3% to 48.7% as a result of reduction in consulting activity, including a decrease in the number of employees. See "Business--Consulting and Product Development."

  Sales and marketing. Sales and marketing expenses increased approximately 10.8%, or $1.1 million, from $10.2 million in fiscal 1995 to $11.3 million in fiscal 1996. The increase resulted from an increase in the number of employees engaged in telesales from 57 at fiscal year end 1995 to 77 at fiscal year end 1996. The reduction of approximately 0.5% of sales and marketing expenses as a percentage of total revenue resulted from increased expenditures for telesales, which typically generate greater revenue than expenditures for direct mail.

  General and administrative. General and administrative expenses increased approximately 13.0%, or $900,000, from $6.9 million in fiscal 1995 to $7.8 million in fiscal 1996. The increase resulted from higher compensation expense primarily relating to distributions made to stockholders for income taxes liability as a result of the Company's status as a Subchapter S corporation.

  Depreciation and amortization. Depreciation and amortization increased 14.2%, or $156,000, from $1.1 million in fiscal 1995 to $1.3 million in fiscal 1996. The increase as a percentage of total revenue resulted from increased capital investment in equipment and capital improvements, including the Company's new management information system which became operational in January 1996.

  Interest expense. Interest expense decreased $80,000 as a result of lower interest rates resulting from the renegotiation and expansion of the former credit facilities and lower outstanding balances thereunder. See "--Liquidity and Capital Resources."

  Merger expenses. Merger expenses in connection with the merger with CHIPS in February 1996 was $75,000.

  Net income. As a result of the foregoing, net income increased to $2.7 million for fiscal 1996 from $2.1 million in fiscal 1995, or 6.6% of net revenues in fiscal 1996 from 5.9% in fiscal 1995.

 Comparison of Fiscal Years Ended April 30, 1995 and April 30, 1994

  Revenue. The Company's product revenue increased approximately 19.2%, or $5.1 million, from $26.5 million in fiscal 1994 to $31.6 million in fiscal 1995. The increase in product revenue largely resulted from the introduction of 21 new products in fiscal 1995 compared to nine new products in fiscal 1994. A significant portion of the revenue increase was in the area of managed care products and coding and reimbursement products, with the effect of the increase partially offset by the effect of competitive price pressures on certain of the Company's mature coding and payment-related products. See "Business--Products and Services." Consulting revenue remained relatively flat and decreased as a percentage of total revenue to 11.8% from 13.3%.

  Cost of revenue. Cost of product revenue increased approximately 31.0%, or $3.0 million, from $9.6 million in fiscal 1994 to $12.6 million in fiscal 1995, representing approximately 36.2% and 39.8% of product revenue. The increase in the cost of product revenue as a percent of product revenue resulted from competitive price pressures on certain of the Company's mature coding and payment-related products, partially offset by higher prices and margins of new products introduced in fiscal 1995. Cost of consulting revenue increased from 39.2% to 45.3% of consulting revenue as a result of higher salaries.

  Sales and marketing. Sales and marketing expenses increased approximately 10.1%, or $930,000, from $9.2 million in fiscal 1994 to $10.2 million in fiscal 1995. Increased costs resulted from continued expansion of the telesales operations, including the increase in the number of employees engaged in telesales from 42 at fiscal year end 1994 to 57 at fiscal year end 1995.

  General and administrative. General and administrative expenses decreased approximately 6.0%, or $400,000, from $7.3 million in fiscal 1994 to $6.9 million in fiscal 1995. The principal area of expense reduction was a decrease of $865,000 in compensation expense relating to lower distributions to stockholders to pay income taxes as a result of the Company's Subchapter S corporation status.

  Depreciation and amortization. Depreciation and amortization expenses increased approximately 52.6%, or $400,000, from $761,000 in fiscal 1994 to $1.1 million in fiscal 1995. The increase as a percentage of total revenue resulted from increased capital investment in equipment and capital improvements.

  Interest expense. Interest expense increased approximately $700,000 to $1.0 million in fiscal 1995 as a result of the financing required for the Stockholder Redemption. See "Certain Transactions" and Note J to the Consolidated Financial Statements.

  Net income. As a result of the foregoing, net income increased to $2.1 million for fiscal 1995 from $1.7 million in fiscal 1994, or 5.9% of net revenues in fiscal 1995 from 5.6% in fiscal 1994.

QUARTERLY RESULTS

  The following table presents certain unaudited quarterly financial data for each of the quarters in fiscal 1995 and 1996 including such amounts expressed as a percentage of total revenue. This information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this Prospectus and includes, in the opinion of the Company, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the quarterly results when read in conjunction with the consolidated financial statements and notes thereto. The Company has historically experienced and expects to continue to experience quarterly fluctuations in its operating results, which are also seasonal in nature. Quarterly results depend upon a number of factors, including the Company's ability to develop, market and introduce new products, changes in healthcare regulations, increased competition, integration of mergers and acquisitions, general economic conditions and seasonality. As a result, the operating results for any quarter are not necessarily indicative of results for any future period for the full year. See "Risk Factors--Seasonality; Potential Fluctuations in Quarterly Results."

                                                 QUARTER ENDED
                         ---------------------------------------------------------------
                          JULY   OCTOBER JANUARY APRIL   JULY    OCTOBER JANUARY  APRIL
                          31,      31,     31,    30,     31,      31,     31,     30,
                          1994    1994    1995    1995   1995     1995    1996    1996
                         ------  ------- ------- ------ -------  ------- ------- -------
                                                (IN THOUSANDS)
CONSOLIDATED STATEMENT
 OF INCOME DATA:
Revenue
  Products.............. $4,401  $7,463  $13,045 $6,682 $ 4,915  $8,213  $12,466 $11,205
  Consulting............  1,046   1,297      910    954     923   1,188    1,039     781
                         ------  ------  ------- ------ -------  ------  ------- -------
                          5,447   8,760   13,955  7,636   5,838   9,401   13,505  11,986
Cost of revenue
  Products..............  1,593   3,118    5,510  2,348   1,721   3,202    5,871   3,916
  Consulting............    410     479      518    500     415     602      444     453
                         ------  ------  ------- ------ -------  ------  ------- -------
                          2,003   3,597    6,028  2,848   2,136   3,804    6,315   4,369
Sales and marketing.....  2,163   3,015    2,713  2,289   2,632   2,800    3,089   2,824
General and
 administrative.........  1,480   1,543    2,598  1,281   1,727   1,928    1,872   2,275
Depreciation and
 amortization...........    296     279      288    266     271     248      281     485
                         ------  ------  ------- ------ -------  ------  ------- -------
Operating income
 (loss).................   (495)    326    2,328    952    (928)    621    1,948   2,033
Interest expense........    293     293      197    212     213     225      233     245
Merger expenses.........    --      --       --     --      --      --         4      71
                         ------  ------  ------- ------ -------  ------  ------- -------
Net income (loss)....... $ (788) $   33  $ 2,131 $  740 $(1,141) $  396  $ 1,711 $ 1,717
                         ======  ======  ======= ====== =======  ======  ======= =======

                                               QUARTER ENDED
                          ------------------------------------------------------------
                          JULY    OCTOBER JANUARY APRIL  JULY    OCTOBER JANUARY APRIL
                           31,      31,     31,    30,    31,      31,     31,    30,
                          1994     1994    1995   1995   1995     1995    1996   1996
                          -----   ------- ------- -----  -----   ------- ------- -----
AS A PERCENTAGE OF TOTAL
 REVENUE:
Revenue
  Products..............   80.8%    85.2%   93.5%  87.5%  84.2%    87.4%   92.3%  93.5%
  Consulting............   19.2     14.8     6.5   12.5   15.8     12.6     7.7    6.5
                          -----    -----   -----  -----  -----    -----   -----  -----
                          100.0    100.0   100.0  100.0  100.0    100.0   100.0  100.0
Cost of revenue
  Products..............   29.2     35.6    39.5   30.7   29.5     34.1    43.5   32.7
  Consulting............    7.5      5.5     3.7    6.5    7.1      6.4     3.3    3.8
                          -----    -----   -----  -----  -----    -----   -----  -----
                           36.7     41.1    43.2   37.2   36.6     40.5    46.8   36.5
Sales and marketing.....   39.7     34.4    19.4   30.0   45.1     29.8    22.9   23.6
General and
 administrative.........   27.2     17.6    18.6   16.8   29.6     20.5    13.9   19.0
Depreciation and
 amortization...........    5.4      3.2     2.1    3.5    4.6      2.6     2.1    4.0
                          -----    -----   -----  -----  -----    -----   -----  -----
Operating income
 (loss).................   (9.1)     3.7    16.7   12.5  (15.9)     6.6    14.4   17.0
Interest expense........    5.4      3.3     1.4    2.8    3.6      2.4     1.7    2.0
Merger expenses.........    --       --      --     --     --       --      --     0.6
                          -----    -----   -----  -----  -----    -----   -----  -----
Net income (loss).......  (14.5)%    0.4%   15.3%   9.7% (19.5)%    4.2%   12.7%  14.4%
                          =====    =====   =====  =====  =====    =====   =====  =====

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations (including capital expenditures) through cash flow from operations and bank borrowings. Bank borrowings were used to finance the acquisitions of the newsletter publications of Genesis Publishing, Inc. in the third quarter of fiscal 1996 and the McGraw Hill Company's Healthcare Management Group in the first quarter of fiscal 1997. In fiscal 1994, 1995 and 1996, the Company generated cash from operations of approximately $3.7 million, $1.6 million, and $1.0 million, respectively, which consisted primarily of net income plus depreciation and amortization, offset by changes in the components of working capital.

  In April 1995, the Company refinanced its former credit facility with Core States Bank with the Credit Facilities. See Note F to the Consolidated Financial Statements. At April 30, 1996, the Company had a declining line of credit of $9.0 million under the Working Capital Facility and a revolving line of credit of $7.0 million under the Acquisition Facility. At April 30, 1996, there was approximately $250,000 and $5.0 million available under the Working Capital Facility and the Acquisition Facility, respectively. The Company is required to reduce the outstanding principal balance under the Working Capital Facility to $8.0 million by July 31, 1996. At June 10, 1996, there was $8.8 million principal balance outstanding under the Working Capital Facility and $3.0 million under the Acquisition Facility. The Company intends to repay substantially all of the principal balances outstanding under the Credit Facilities with the net proceeds of this offering. See "Use of Proceeds." In addition, subsequent to this offering, the Company intends to renegotiate the terms of the Credit Facilities and to increase the amounts available thereunder to support working capital requirements and acquisitions. The Company anticipates that it will be able to renegotiate the Credit Facilities on terms acceptable to it.

  The Company's capital expenditures were approximately $1.2 million, $725,000, and $1.6 million in fiscal 1994, 1995, and 1996, respectively. These expenditures include approximately $1.4 million incurred from the third quarter of fiscal 1995 through the end of fiscal 1996 for a new management information system which became operational on January 1, 1996. The Company anticipates capital expenditures in fiscal 1997 of approximately $1.2 million, including $500,000 for the purchase of telemarketing software, $350,000 for planned enhancements to the management information system and $350,000 principally for additional computer equipment, peripherals and workstations. The Company intends to utilize a portion of the net proceeds of the offering for such expenditures. See "Use of Proceeds."

  On May 15, 1996, the Company completed the Recapitalization and terminated its status as a Subchapter S corporation. See "S Corporation Distributions and Termination of Subchapter S Corporation Status." A substantial portion of distributions made to stockholders to pay income taxes prior to the Recapitalization was recorded as compensation expense in the Company's historical financial statements, totaling $1.3 million, $505,000 and $1.3 million in fiscal 1994, 1995 and 1996, respectively. As a result of the Company's conversion to a C corporation, the Company will record a one-time, non-cash charge against earnings of $475,000 in the first quarter of fiscal 1997 to reflect additional deferred income tax liability resulting from the termination of Subchapter S corporation status in May 1996.

  On January 1, 1994, the Company redeemed 50% of the outstanding Common Stock, which represented the entire holdings of one of its two stockholders. This transaction was financed by bank borrowings under the Working Capital Facility, a capital contribution from the remaining stockholder of $1.5 million, forgiveness of a short term note receivable from the stockholder of $660,000 and the issuance of a note payable by the Company of $2.0 million which was paid in July 1995. See "Certain Transactions."

  The Company believes that the net proceeds from this offering, cash generated from operations, together with existing sources of liquidity and the anticipated renegotiation of the Credit Facilities, will be sufficient to meet its capital expenditures, working capital and other cash requirements, including acquisitions and the anticipated costs associated with the Company's outsource testing, for the foreseeable future. The Company anticipates that pilot projects to test its potential outsourcing initiative will result in expenses of $100,000 to $200,000 during fiscal 1997. In the event that the Company pursues outsourcing beyond the pilot projects, the Company will incur capital expenditures to develop the infrastructure necessary to provide this service, including expenditures to acquire technology and equipment, to hire and train additional personnel and for additional facilities. In addition, to support such outsourcing services, the Company will incur additional ongoing personnel, marketing and technology costs, which may reduce the cash available to the Company from operations. In the event that cash generated from operations and the Credit Facilities is inadequate to finance acquisitions, capital expenditures and the other costs of outsourcing, the Company may be required to seek debt or equity financing or to enter into strategic arrangements. Depending on the Company's future growth and acquisition opportunities, the Company will consider from time to time various financing alternatives and may seek to raise additional capital through equity or debt financing or to enter into strategic arrangements. There can be no assurance, however, that debt or equity financing will be available, and if so, that it will be available on terms acceptable to the Company.

NEW ACCOUNTING STANDARDS

  In January 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from non-employees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted to account for its stock incentive and stock purchase plans under previously issued accounting standards. The Company expects to continue the application of the previously-issued accounting standards, but will comply with the required pro-forma disclosures, as if the fair-value based method of accounting defined in SFAS No. 123 had been applied.

                                   BUSINESS

OVERVIEW

  NexUS is a leading provider of information management products and services to the healthcare industry. The Company's products and services include a broad range of surveys, compilations, analyses, manuals and reports and decision support systems that assist providers and payors in determining reimbursement for clinical services and in developing a variety of database initiatives. These products facilitate the customer's ability to evaluate resource utilization, analyze practice patterns, develop clinical pathways, measure outcomes, benchmark peer groups and negotiate managed care contracts under capitation and various risk-sharing payment arrangements. The Company's customers include substantially all U.S. hospitals, as well as physician groups and healthcare payors, including federal and state agencies, HMOs, insurance companies and employers. The Company believes its St. Anthony Publishing brand name is acknowledged as a market leader in medical coding, the basis on which healthcare financial and clinical information is recorded.

  The Company's products include (i) healthcare and medical information relating to coding and payment processing, (ii) managed care and related information and (iii) decision support systems and benchmarking products utilizing the Company's proprietary software and public and proprietary databases. These products are generally sold on a subscription basis and are available in a variety of print and electronic formats. From April 30, 1994 to April 30, 1996, the Company's subscriptions increased from 198,000 to 280,000 and units sold during fiscal 1994 and 1996 increased from 304,000 to 475,000. In fiscal 1996, the Company experienced estimated renewal rates of 70% for its coding and payment-related and managed care products and 94% for its decision support systems and benchmarking products. In addition, the Company provides consulting services which include the review and audit of the coding practices and procedures of healthcare providers.

INDUSTRY

  Healthcare providers and payors are under continuing pressure to control costs, driven in part by increasing healthcare expenditures that have accounted for an increasing portion of the U.S. gross domestic product. In 1995, national healthcare expenditures totaled approximately $1 trillion compared with $938 billion in 1994. Increasing healthcare expenditures have driven healthcare payors to understand better and control or reduce the cost of healthcare. As a result of cost containment pressures, payors have reduced fee schedules to providers and implemented prospective payments, capitation and other risk-sharing arrangements that lower reimbursement and transfer more of the economic risk to healthcare providers, increasing the pressure on providers to deliver medical services cost effectively. As a result, healthcare providers are required to optimize payment for clinical services, assess and manage financial risk, and enhance their understanding of treatment costs, variability of costs and cost control measures, while preserving the quality of care.

  Healthcare providers and payors in the United States use a uniform set of basic data elements to identify and code diagnoses and the number and type of patient procedures. In inpatient settings, these basic elements are expressed in ICD-9-CM codes, a scheme of classification codes used for insurance claims processing. Outpatient procedures are coded using a classification system known as CPT, copyrighted by the American Medical Association. These codes are used as part of standard billing practices, and include Uniform Hospital Decision Data Sets (UHDDS) and the Uniform Billing Form or UB-92. Typically government agencies and private payors require the use of these uniform coding systems on claims forms submitted to them for reimbursement to ensure uniform claims data. In addition to being used as the basis for reimbursement, coded claims data are used for a variety of other purposes. Coded data are used by
(i) accreditation entities, such as the Joint Commission on Accreditation of Healthcare Organizations, for assessing hospital quality, (ii) actuarial groups for rate setting, (iii) regulatory agencies, such as HCFA, and the National Center for Health Statistics for monitoring trends, (iv) hospital administrators for planning and marketing and, increasingly, (v) utilization and quality assessment reviewers for profiling provider practice patterns and measuring clinical outcomes.

  In most healthcare facilities, coding is a labor-intensive process performed by vocationally trained employees that use their working knowledge of medical terminology and government regulations to assign codes for payment reimbursement. Despite the importance and multiple uses of such data, claims processing is widely acknowledged to generate substantial inaccuracies. Inaccuracies result from (i) the broad discretion medical coders have in coding, (ii) frequent omission of pertinent diagnoses and hospital discharge summaries, (iii) clinical codes which are often not distinct and (iv) ambiguities in classifying chronic and acute conditions. Decisions based on inaccurate information can lead to financial losses and diminish healthcare providers' and payors' abilities to manage financial risk and compete effectively.

STRATEGY

  The Company's objective is to be the leading provider of healthcare management information products and services in print and electronic formats for financial and clinical purposes. The Company was founded in 1986 to provide value-added information and reference manuals designed to assist providers and payors in coding medical records under the evolving uniform coding system. In response to the increased demand for healthcare information in the 1990's, the Company has expanded its healthcare payment expertise by developing a range of information products, including products for managed care, decision support systems and benchmarking. The Company believes these products enable providers to determine reimbursement for clinical services, assess and manage financial risk, and enhance their understanding of treatment costs, variability of costs and cost control measures. The Company believes these products enable payors to assess more accurately resource utilization, profile provider practice patterns, measure clinical outcomes, and establish and implement peer group benchmarks.

  The Company markets and distributes, through its St. Anthony Publishing subsidiary, 109 coding and payment-related products and 37 managed care-related products in print and electronic formats. Through its CHIPS division, the Company also produces 13 types of decision support products for approximately 2,400 customers in the healthcare industry, as of April 30, 1996. The Company's consulting group provides consulting services, which include the review and audit of the coding practices and procedures of healthcare providers. This group also serves as a source of current industry information and customer feedback and provides input for new product development.

  Key elements of the Company's growth strategy are:

  Leverage Nationwide Customer Base. The Company believes that its reputation with its customers, the breadth of its products and its telesales marketing efforts provide an opportunity to cross-sell products into its existing customer base. For example, the Company's decision support systems and benchmarking products, acquired in February 1996, through the merger with CHIPS, provide the Company with cross-selling opportunities. To date, these products have been marketed primarily to hospitals, and the Company believes a significant opportunity exists to market these products to HMOs, insurance companies and physician practice management groups. The Company will pursue this strategy primarily through telesales marketing and plans to increase expenditures in this effort in fiscal 1997. In addition, the Company is pursuing increased renewal rates through a telesales marketing strategy that targets customers who typically purchase multiple higher-volume products and through increased product sales per customer.

  Continued New Product Emphasis. Since it began operation in 1986, the Company has grown largely through internal development of new products. To meet the demand for healthcare information management tools, the Company intends to continue to develop and introduce new products. The Company has introduced an average of more than 18 new products a year over the past four fiscal years, and more than 80% of the new products tested by the Company in that period have been launched into the market. The Company develops new products through its consulting group and self-directed work teams which combine marketing and technical expertise. The Company was an early provider of managed care-related information products and believes that this area will continue to provide a growth opportunity for the Company. The Company's first managed care product was introduced in fiscal 1995 with 540 subscribers. By the end of fiscal 1996, the Company expanded the number of its managed care and related information products to 37 and the number of subscribers to approximately 21,000.

  Pursue Acquisitions. The Company intends to continue to expand its product lines, customer base, and multiple media offerings through acquisition of complementary products and businesses in order to expand its market penetration. Future acquisitions are expected to focus on new formats (for example, electronic coding products) and businesses and products that complement the Company's current product lines, as well as possible new initiatives, such as outsourcing.

  Explore Outsourcing. The Company is currently evaluating various opportunities to provide reimbursement coding services to healthcare providers on an outsourcing basis. The Company believes that outsourcing for providers is a logical extension of its experience in preparing reference manuals on, and its consulting experience with, coding and payment processing. The Company intends initially to market these services to healthcare institutions and physician groups, focusing primarily on the Company's existing customers. The Company has provided limited coding and payment-related consulting services to more than 1,000 healthcare institutions since 1986. The Company anticipates that healthcare providers who recognize the St. Anthony Publishing brand name as a reliable and knowledgeable source of coding and payment-related information may engage the Company to provide coding services to them on an outsourcing basis. See "--Products and Services--Outsourcing and New Data Initiative."

PRODUCTS AND SERVICES

  The Company's products include (i) healthcare and medical payment information relating to coding and payment processing, (ii) managed care and related information and (iii) decision support systems and benchmarking products utilizing the Company's proprietary software and databases. In addition, the Company provides consulting services, which include the review and audit of the coding practices and procedures of healthcare providers.

  The Company's cycle for the development of new products begins with the identification of a potential healthcare information product. The product is typically test-marketed and, if sufficient customer demand is generated, a product is produced and shipped. Demand for the product is then evaluated and auxiliary products may be developed and marketed to subgroups of the customer base of the initial product, such as ambulatory-related groups or medical subspecialties. For example, in fiscal 1995, the Company launched its first managed care product, the Healthcare Capitation Report, with 540 subscriptions. By the end of fiscal 1996, the Company had developed and launched more than 30 related managed care products targeted to various specialty issues including home healthcare, dental, radiology, pharmacology and alternative medicine.

  Coding and Payment-Related Products. The Company had an inventory of 109 coding and payment-related products, as of April 30, 1996 which assist providers in determining the procedures and information necessary to receive proper payment or reimbursement from payors for healthcare services. These products include code books, reference guides, billing and payment reports and other payment-related reports and newsletters, as well as electronic versions of many of these products. The Company believes the financial performance of its coding products results in large part from the prompt update of its products in response to regulatory and other changes. The Company sells these products to substantially all hospitals in the United States as well as to physician groups.

  The Company's coding and payment-related products include:

Product                        Description
- -------                        -----------

St. Anthony's ICD-9-CM Code    Furnishes the codes used by providers to record
 Book                          the patient's diagnosis and the procedure codes
                               for inpatient services. The Company publishes updated information to reflect annual changes in these codes.

St. Anthony's ICD-9-CM         Analyzes diseases that can present coding
 Codingfor Reimbursement       problems and discusses how to review a
                               patient's medical record to determine the correct code. This newsletter also reviews regulatory changes and their impact on hospitals.

St. Anthony's DRG Guidebook    Lists each diagnosis related group ("DRG"), the
                               system used by Medicare to determine payments based on resource consumption, and the ICD-9-CM codes that are assigned to each DRG group.
                               Using this guidebook, a customer can locate an ICD-9-CM diagnosis or procedure and determine the anticipated payment with regard to each code.

St. Anthony's Guide to ASC     Provides a list of the procedures that are
 Payment Groups                approved by Medicare to be performed in an
                               outpatient setting and the payment rate for each procedure. This manual highlights the differences between codes to assist a provider in billing accurately for the service provided.

St. Anthony's UB-92 Editor     Assists providers in identifying and provides
                               procedures for correcting problems in hospital bills. This product helps users ensure their claims are accurate before submission to Medicare, as well as reconcile claims, if rejected.

St. Anthony's Code*Smart for   Includes the ICD-9-CM diagnosis, CPT procedure,
 Windows(R)                    and HCPCS Level II supply codes in an
                               electronic format. A sophisticated interface allows the user to access coding information originally offered in several St. Anthony
                               Publishing print products through a search program, which helps in the selection of codes which can then be transferred into a billing program for submission to the payor.

  Managed Care Products. Managed care news and information products focus on specific issues relating to managed care organizations and the evolving consolidation and delivery site integration, ranging from newsletters and reference books to software. The Company markets these products largely to executive-level decision makers of payors and providers, including hospitals and physician groups. The Company believes such executives form an important new customer source for the Company, complementing the base of coding and payment-related professionals who were the Company's original customers and who continue to purchase its products.

  As with its coding products, the Company believes that it responds quickly to regulatory change with new products or updates of existing products. The Company's first managed care product was first introduced in fiscal 1995 and initially had 540 subscribers. By the end of fiscal 1996, the Company had expanded the number of its managed care and related information products to 37 and the number of subscribers to approximately 21,000.

  The Company's managed care products include:

Product                        Description
- -------                        -----------

St. Anthony's Capitation       Library of actual contracts for clinical
 Reference Manual              services between managed care health plans and
                               health care providers. The manual also features payment rates, costs for services, and expected usage rates per patient for a full range of physician, hospital and ancillary services under managed care. This manual includes spreadsheet files on computer disk that allow users to locate cost, utilization, and payment rates, by region of the country and health plan.

St. Anthony's Physician        Monthly newsletter focusing on physician
 Capitation Report             reimbursement issues under capitated and
                               various risk sharing payment arrangements. The newsletter profiles successful approaches to controlling patient utilization of services, and maximizing revenues for both primary care physicians and specialists.

St. Anthony's Medicare Risk    Analysis of regulatory developments in
 Contracting Manual            Medicare's HMO program. The manual covers
                               marketing, payment, and compliance with federal rules. Subcribers also receive on computer disk a software program that calculates provider reimbursement rates for any type of Medicare beneficiary in every county, and an extensive data file detailing enrollment by age and sex of enrollee, and by health plan in all Medicare
                               HMOs.

St. Anthony's Managed Care     Survey of the states' use of managed care for
 and Capitation Manual         Medicaid recipients. Information in the manual
                               ranges from capitated payment rates for
                               providers to health plans' analyses of the potential revenue and costs for delivering care. The manual is accompanied by computer data files that show an individual state's historical utilization and service costs of Medicare services.

St. Anthony's Managed Care     Compilation of utilization statistics, by CPT
 CPT Guidebook                 code, for primary care and physician specialist
                               services. The guidebook shows how to use CPT code utilization statistics, along with the relative values for the services, to calculate capitated payment rates, or compare prepaid rates with a physician's existing fee schedules.

St. Anthony's Toolkit for      A five-step method presented in print and
 Managing Home Care            electronic format to understand and manage
                               costs in home health services. The system separates services and costs, identifies resources required to treat high, average, and low-intensity patients, provides clinical guidelines to treat the most frequently occurring diagnoses, and provides tools to customize the treatment plan to an individual patient's needs, monitor patient progress and outcomes, and plan and monitor the teaching element of providing care in the home.

  Decision Support Systems and Benchmarking Products. Through its proprietary software and proprietary and public databases, the Company provides a variety of decision support systems and benchmarking products for healthcare providers. These products facilitate managers' understanding of the factors that affect their institution's financial performance. The Company's CHIPS division has developed proprietary databases containing audited financial statements of approximately 3,000 hospitals and annual operating surveys of approximately 2,000 hospitals. In addition to its proprietary data, the Company compiles data from publicly available sources. The Company's decision support systems and benchmarking products are generally derived from a combination of this publicly-available and proprietary information.

  The Company's decision support systems products include:

Product                        Description
- -------                        -----------

Financial Analysis Service     Subscription service offering 37 financial
                               ratios comparing a hospital to eight peer groups and one competitor based on audited financial statements and five years of competitor data from HCFA Medicare Cost Reports
                               MCR Database (the "MCR Database").

Strategic Operating            Subscription service offering 43 operating
 Indicators                    indicators comparing a hospital to eight peer
                               groups and one competitor based on a data form submitted by the hospital and five years of competitor data from the MCR Database.

Competitive Analysis Report    Side-by-side report on 75 ratios and indicators
                               comparing multiple hospitals to one peer group based on five years of data from the MCR
                               Database.

Facility and Activity Center   Quarterly subscription service that provides
 Tracking                      productivity and cost information for 70
                               hospital departments. Opportunities for
                               operational efficiency are identified in the reports and a networking system for linking hospitals to best practice hospitals is provided.

Clinical Assessment Profiles   Report comparing a hospital to five peer
 by Procedure                  hospitals and group average on costs, charges,
                               reimbursement and length of stay by DRG and ICD-9-CM procedures.

The 1995 Physician Practice    Data on practice valuation and physician
 Acquisition Resource Book     compensation based on a survey of 250 physician
                               practice acquisitions (produced in association with Findley, Davies & Co.).

  The Company's decision support systems and benchmarking products are sold largely to hospitals seeking to identify areas for potential performance improvements through "benchmarking" their performance against other competitors, as well as to healthcare payors seeking to survey prices for healthcare services in limited geographical areas. At April 30, 1996, the Company's customers for these products included hospitals, such as the Cleveland Clinic, healthcare plans, such as US Healthcare Inc. and Blue Cross/Blue Shield of Ohio, and suppliers to the healthcare industry, such as Minnesota Mining and Manufacturing Co. ("3M"), and Baxter International Inc.

  Outsourcing and New Data Initiative. The Company is currently exploring the feasibility of a substantial increase in the coding and payment-related services it would offer to customers on an outsourcing basis. Based on its experience in the development of coding-related materials and its consulting work with more than 1,000 hospitals since 1986, the Company believes it can provide coding and payment-related processing services on an outsourcing basis to healthcare providers. The Company is currently developing a business plan, strategy and budget for the testing of such potential opportunities on a limited basis and its goal is to begin limited pilot outsourcing projects at one or more hospitals in the second quarter of fiscal 1997. The Company expects that a decision whether to pursue outsourcing beyond the pilot projects will be made in the second half of fiscal 1997. If the Company begins to perform a substantial amount of coding and payment-processing outsourcing, the Company intends to seek agreements with its outsourcing customers to permit the Company to use the payment and diagnosis-related data it processes as part of the Company's proprietary databases. Because of its expertise in coding, the Company believes such data would be far more accurate and timely than that in existing databases, particularly to the extent such data includes access to the comprehensive medical record, consistent with patient privacy. The Company believes that the greater depth of such databases would support valuable auxiliary analyses of its clients' financial operations and would permit sale of high value-added financial and clinical analytical information products to its outsourcing customers and to other database customers of the Company. There can be no assurance that the Company will pursue outsourcing or, if it does pursue outsourcing, that it will be profitable. See "Risk Factors--Outsourcing and new data initiative" and "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

CONSULTING AND PRODUCT DEVELOPMENT

  The Company's consulting subsidiary, SAHR, provides training in coding, payment-processing and related services to physicians, hospitals and outpatient clinics. SAHR has provided coding and payment-related services to more than 1,000 hospitals. SAHR also serves as a source of input, research and development process of the Company, providing feedback on market trends and serves as a strategic source for new product conceptualization and improvement of existing products. As a result of its product development effort, the Company has introduced an average of more than 18 new products a year over the past four years, and an average of 82.0% of the new products tested during the past four years have been launched into the market.

  To gauge market demand and benefit from customer feedback, the Company holds several "focus group" meetings with customers each year. In addition, members of the Company's editorial board also have input into new product development. The Company believes that the revenues generated from its new products result from its ability to launch new products quickly, due to its in-house medical industry expertise, as well as its ability to monitor industry trends through its consulting subsidiary.

                           NEW PRODUCT INTRODUCTIONS

                                                      FISCAL YEAR ENDED
                                                          APRIL 30,
                                                     ----------------------
                                                     1993  1994  1995  1996  AVERAGE
                                                     ----  ----  ----  ----  -------
Products tested in fiscal year......................  19    11    24    35    22.3
Products rejected...................................   2     2     3     9     4.0
Net products introduced.............................  17     9    21    26    18.3
Introduction rate(1)................................  89%   82%   88%   74%   82.0%

- --------
(1) Introduction rate equals the number of products introduced, divided by the number of products tested.

  While its role in new product conceptualization and improvement has been maintained, SAHR has reduced its operations and number of employees in each of fiscal years 1994, 1995 and 1996 and has contributed a decreasing proportion of the Company's revenues in each of those fiscal years compared to the prior year. The Company intends that SAHR's future consulting assignments will increasingly be staffed by independent consultants on an as-needed basis rather than Company employees. See Note K to the Consolidated Financial Statements regarding the financial results of this industry segment.

SALES AND MARKETING

  The Company markets its printed and electronic products and consulting services through direct response marketing channels (telesales, direct mail, print advertising and promotional inserts) to healthcare providers, primarily to hospitals and physician groups and secondarily to ancillary users, such as nursing homes, home health services, employers and insurance companies. All strategy formulation and marketing plans are developed centrally to coordinate sales channels and ensure that the appropriate marketing effort is made on each account, based on its potential revenue contribution. The Company's telesales force consisted of 57, 77 and 99 employees on April 30, 1995, April 30, 1996 and June 1, 1996, respectively. Given the size and value of the publication customer base, the Company believes that telesales is an effective method for selling to established customers. In addition, products are sold in bulk to associations, such as the American Medical Association. These marketing arrangements are developed through an internal direct sales force and involve discounted volume pricing.

  Substantially all of the Company publications are sold on a subscription basis. Once a customer purchases an annual subscription of a publication, a newsletter or an updatable product, that customer is approached each year to renew its subscription. The Company's marketing efforts are principally directed at retaining customers and expanding the number of subscriptions purchased by existing customers.

COMPETITION

  The markets for the Company's products and services are highly competitive and change rapidly. The Company faces different competitors and different levels of competition in each of its product categories. The Company believes that the principal competitive factors in the markets for healthcare information products are the breadth and quality of products offered, experience and reputation for quality in providing healthcare information, efficiency in the development and marketing of new products, access to data, development of proprietary databases, methodologies and technical resources, price, and the effectiveness of marketing expenditures. Certain competitors or potential competitors of the Company have or may develop greater financial, product development, technical and marketing resources than the Company. The Company's competitors include other providers of coding and payment processing information and reference manuals, managed care and general healthcare information and operations and financial and clinical benchmarking data and products. As the market for healthcare information and cost management solutions develops, additional competitors, including other healthcare information companies not currently competing with the Company, may enter the market and competition may intensify. The Company may also face significant competition from internal information services departments at for-profit and not-for-profit hospital groups, many of which have developed or may develop benchmarking information or other cost-containment products.

FACILITIES

  The Company's principal executive offices are located at 11410 Isaac Newton Square, Reston, Virginia. The Company maintains three offices and a distribution center. The Company leases all of its facilities, which constitute 53,000 square feet of office space and 36,000 square feet of industrial/warehouse facilities. The Company subleases 22,000 square feet of the industrial/warehouse space to a local printer. The Company's leases have terms ranging from month to month to six years. The Company believes that its existing facilities are adequate for the foreseeable future. See Note H to the Consolidated Financial Statements.

MANAGEMENT INFORMATION SYSTEMS

  In January 1996, the Company implemented a new, comprehensive $1.4 million management information system which integrates the Company's financial, marketing and telesales activities with its product fulfillment processing. The new system provides management with more detailed information and increased reporting flexibility which is expected to result in improved operating efficiency. The Company anticipates that additional expenditures will be made to improve the system. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SOFTWARE AND DATABASES

  The Company maintains databases using both proprietary and public information, as well as proprietary software. The Company's products using its proprietary databases include benchmarking and profiling reports based on audited financial statements of approximately 3,000 hospitals and annual operating surveys of approximately 2,000 hospitals. The Company's products using its public databases include reports incorporating data from the MCR Database. See "Risk Factors--Proprietary Databases and Intellectual Property" and "Business--Products and Services--Decision Support Systems and Benchmarking Products."

EMPLOYEES

  The Company employed a total of 249 individuals on a full-time basis as of April 30, 1996. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its relations with employees are satisfactory. The Company's turnover among telesales employees averages approximately 30% per year, which the Company believes to be typical of telesales operations.

LEGAL PROCEEDINGS

  The Company currently is not a party to any material legal proceedings, and does not know of any threatened legal proceeding, that the Company believes, individually or in the aggregate, will have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the Company's directors and executive officers as of June 1, 1996:

             NAME               AGE                    POSITION
             ----               ---                    --------
Eugene W. Lorenz...............  43 Chairman, Chief Executive Officer and
                                     Director
Peter L. Bower.................  46 Treasurer and Chief Financial Officer
Marleeta K. Jones-Burns........  49 Senior Executive Vice President--Healthcare
                                     and Director
John L. Canova.................  58 Executive Vice President--Operations
William O. Cleverley...........  49 President--CHIPS division and Director
David A. Webster...............  47 Senior Vice President, General Counsel and
                                     Corporate Secretary
Laszlo Makk....................  64 Director
Paul A. Gross..................  58 Director
Richard Michael Abell..........  57 Director
Alice H. Lusk..................  48 Director

  For purposes of determining terms of office, directors are divided into three classes. The current class designations of directors are Class I: Ms. Jones-Burns, Ms. Lusk and Dr. Makk; Class II: Mr. Gross and Dr. Cleverley; and Class III: Messrs. Lorenz and Abell. Each of the officers of the Company have served in such capacity since May 1996. Except for the initial terms of each Class, the Company's directors serve for terms of three years, with one class being elected by the stockholders each year. The terms of the directors of each Class will expire as follows: Class I--at the 1997 annual meeting of stockholders; Class II--at the 1998 annual meeting of stockholders; Class III--at the 1999 annual meeting of stockholders. Officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the Company's accounting practices, internal accounting controls and financial results and oversees the engagement of the Company's independent auditors. The members of the Audit Committee are Ms. Lusk and Messrs. Gross and Abell. The Compensation Committee reviews and recommends to the Board of Directors salaries, bonuses and other forms of compensation for executive officers of the Company and administer various compensation and benefit plans, including the 1996 Stock Option Plan. The members of the Compensation Committee are Dr. Makk and Messrs. Gross and Abell. The Board of Directors does not maintain a nominating committee or a committee performing similar functions.

  Eugene W. Lorenz, the founder of the Company, has been a principal executive officer of the Company since 1989 and a director since 1986. While serving as the Assistant Administrator of the St. Anthony Hospital in Louisville, Kentucky from 1983 to 1986, he developed the first DRG guidebook. As Senior Vice President of the Kentucky Hospital Association from 1980 to 1983, Mr. Lorenz was instrumental in the development of the uniform bill claim form (UB-
82).

  Peter L. Bower joined the Company in November 1993 as Chief Financial Officer. From May 1992 to November 1993, Mr. Bower served as Chief Financial Officer for The Reinforced Earth Company, where he was also responsible for information systems. Mr. Bower served as Chief Financial Officer at General Kinetics, Inc. from January 1991 to May 1992. Prior to that, he was a Senior Vice President with the investment banking firm of Johnston, Lemon & Company, and was named head of Corporate Finance Operations. Mr. Bower spent sixteen years with the international public accounting firm of Grant Thornton LLP (formerly Alexander Grant & Company), the last six years of which as partner.

  Marleeta K. Jones-Burns joined the Company in 1986, and has been an Executive Vice President of the Company since February 1991, overseeing product development and quality assurance. Ms. Jones-Burns is principally responsible for development of new products for the Company. Ms. Jones-Burns has twenty years of experience in the field of healthcare management, including the implementation of productivity systems and DRG programs for hospitals as a management healthcare consultant for Coopers & Lybrand and as Medical Records Director and Hospital DRG Coordinator for Floyd Memorial Hospital in New Albany, Indiana.

  John L. Canova has been an Executive Vice President of the Company since July 1992. Prior to joining the Company, he was employed for 18 years by Time Life Books in a variety of capacities, including Vice President of Marketing and Publisher of its affiliate Stonehenge Press. Mr. Canova also worked for MCI Communications Corp. as Director of Consumer Markets where he developed joint marketing programs with companies such as Sears, Roebuck and Co., American Automobile Association and Mobil Oil Corporation.

  William O. Cleverley is a co-founder of the CHIPS division of the Company, where he served as managing director from CHIPS' inception in October 1992 until assuming the title of president in February 1996. Prior to his involvement with CHIPS and concurrently therewith, Dr. Cleverley was a faculty member at Ohio State University in the Graduate Program in Hospital and Health Services Administration and in the Department of Accounting. He is the author of eight books on healthcare finance and accounting, including The Essentials of Health Care Finance, a widely-used university healthcare management text book.

  David A. Webster joined the Company as general counsel in May 1996. Prior to joining the Company, Mr. Webster was a shareholder and head of the tax law department of the law firm of Mahoney, Adams & Criser from January 1994 to May 1996 and a partner with Baker & Hostetler from January 1986 to December 1993. Prior to that, Mr. Webster was employed by KPMG Peat Marwick as a domestic and international tax specialist. Mr. Webster is a Florida Board Certified Tax Lawyer. While at Mahoney, Adams & Criser, he served as outside legal counsel to the Company and the firm received fees for his legal services.

  Laszlo Makk has been director of the Company since September 1994. Previously, Dr. Makk served as director of the department of clinical and anatomical pathology at St. Anthony Medical Center in Louisville, Kentucky, from 1967 through his retirement in 1995. Dr. Makk has been a director of Vencor Reference Laboratory since 1995.

  Paul A. Gross has been a director of the Company since September 1994. He has served as professor emeritus of health administration and executive-in-residence at Virginia Commonwealth University/Medical College of Virginia since 1994. Mr. Gross retired from Humana, Inc. in 1992, after 20 years of service, the last seven of which were spent as President and Chief Operating Officer of the Hospital Division. Mr. Gross is a member of the board of directors of MedEcon Inc. and CMMI and is a member of numerous committees and associations, including the Board of Governors of the Federation of American Health Systems and the American Hospital Association.

  Richard Michael Abell has been a director of the Company since September 1994. He has served as President and Chief Executive Officer of Saint Joseph Health Center and its holding company, Carondelet Health Corporation since 1986. From 1976 through 1986, he served as Administrator/Chief Executive Officer of St. Anthony Medical Center in Louisville, Kentucky. He has served on the Boards of Blue Cross/Blue Shield of Kentucky, Metro United Way and the Kentucky Chamber of Commerce and is former President of HealthNet, former Chairman of the Kansas City Area Hospital Association and former Chairman of the Missouri Hospital Association and the Kentucky Hospital Association. He also served on the Board of the Carondelet Health System.

  Alice H. Lusk has been a director of the Company since June 1996. From 1975 until December 1995, she held a variety of positions with Electronic Data Systems Corp., ("EDS") primarily in its healthcare and insurance business units, and most recently serving as Corporate Vice President, Group Executive and Chief Executive Officer of the healthcare and insurance business units of EDS. Prior to that, Ms. Lusk served as

Strategic Business Unit President of the healthcare business unit of EDS and as Vice President of Sales. Ms. Lusk is a director of Access Health Inc. and serves on the boards of numerous healthcare industry organizations, including the Jacksonhole Group, Medical Education for South African Blacks and the Visiting Nurses Association. She is a member of the U.S. Chamber of Commerce Committee on Healthcare.

DIRECTOR COMPENSATION

  Directors' Fees. Directors who are employees of the Company receive no compensation for their service as directors. Non-employee directors of the Company receive an annual retainer of $5,000, plus $750 for each Board meeting attended and $500 for each committee meeting attended. All directors, including employee directors, are reimbursed for expenses attendant to Board of Directors membership.

  Prior to the Recapitalization, in fiscal 1996 non-employee directors of the Company's two current operating subsidiaries received a fee of $1,500 for each Board of Directors meeting attended, and were reimbursed for expenses incurred in attending Board meetings. The non-employee directors of the operating subsidiaries in fiscal 1996 were Dr. Makk and Messrs. Gross and Abell.

  Directors' Options. In connection with this offering, the Board has approved the grant of options to purchase an aggregate of 37,000 shares of Common Stock under, and subject to the terms of, the Company's 1996 Stock Option Plan to the non-employee directors of the Company, contingent upon the determination of the public offering price and effectiveness of the registration of the Shares under the Securities Act. See "Management--Stock Options." All options will be exercisable at the public offering price. Employee directors were not granted options for service on the Board of Directors.

  In addition to these one-time option grants, non-employee directors will receive annually options to purchase 2,000 shares of Common Stock, exercisable at the market value of the Common Stock on the grant date. These options will vest over four years, as described above. The annual grant of options and the terms thereof are intended to be automatic, but may be terminated, suspended or amended by the Board at any time. Employee directors are not entitled to receive stock options for their service on the Board.

EXECUTIVE COMPENSATION

  The following table sets forth certain information regarding the Company's Chief Executive Officer and each of the other four most highly compensated executive officers serving in such position at the end of fiscal 1996 (the "Named Executive Officers").

                                                 ANNUAL COMPENSATION
                                            ---------------------------------
                                     FISCAL                      OTHER ANNUAL
NAME AND PRINCIPAL POSITION           YEAR   SALARY   BONUS      COMPENSATION
- ---------------------------          ------ -------- --------    ------------
Eugene W. Lorenz....................  1996  $246,923 $    --      $1,136,800(1)
 Chief Executive Officer
Marleeta K. Jones-Burns.............  1996   223,335  111,886(2)         --
 Executive Vice President
Peter L. Bower......................  1996   151,693   10,000            --
 Chief Financial Officer
John L. Canova......................  1996   150,553   13,972            --
 Executive Vice President
Curtis M. Shepherd..................  1996    91,875   40,000            --
 Team Leader-Physician Group

- --------
(1) Represents distributions to pay individual federal and state income taxes as a result of the Company's Subchapter S corporation status.
(2) Represents amount earned but not paid in fiscal 1996. The Company intends to pay this amount in fiscal 1997.

 Option Grants. No stock options were granted to the Named Executive Officers during fiscal 1996.

 Option Exercises and Year-End Values.

  The St. Anthony Publishing, Inc. Non-Qualified Stock Appreciation Rights Plan for Key Employees (the "SAR Plan") was terminated effective as of May 15, 1996. While the SAR Plan was in existence at year-end fiscal 1996, the Company believes that the conditions under which value could be realized under the SAR Plan were unlikely to be met and, resultingly, that there was no value for any employee as a result of the SAR Plan during or at year-end fiscal 1996. Each participant in the SAR Plan has disclaimed any and all rights under the plan.

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement, effective as of May 1, 1996, with Eugene W. Lorenz. The agreement, which has a two year term, provides for an annual base salary for Mr. Lorenz of $325,000 and provides that Mr. Lorenz will receive other benefits similar to those provided to other senior managers of the Company. The agreement contains confidentiality provision in force during the term of the agreement and a two year non-competition provision upon termination of the agreement that limits Mr. Lorenz' ability to engage in activities competitive with the Company or to solicit employees or customers of the Company. The agreement provides that in the event of Mr. Lorenz' death, the agreement shall terminate, and Mr. Lorenz' estate shall be entitled only to compensation then owing to Mr. Lorenz.

  Effective May 1, 1996, the Company has entered into employment agreements with Marleeta Jones-Burns, Peter Bower, John Canova and Curtis Shepherd on terms similar to those contained in the employment agreement with Mr. Lorenz. Each of the employment agreements provides for successive one year extensions upon expiration of the initial term unless either party notifies the other party of its intention not to renew. Each agreement also contains a confidentiality provision covering the term of the agreement and a two year non-competition provision similar to that contained in Mr. Lorenz' agreement. The agreements provide for the assignment to the Company of all proprietary information and trade secrets (as such terms are defined in the agreements) related to the Company's business and developed by the employee. Ms. Jones-Burns' agreement has an initial term of two years and provides for a base salary of $232,711 for the first year, with the base salary thereafter to be determined by the Board of Directors. The agreements with Messrs. Bower, Canova and Shepherd are for initial terms of one year and provide for base salaries of $160,000, $154,275 and $100,000, respectively.

STOCK OPTIONS

 Special Stock Option Grant

  In May 1996 the Company granted non-qualified stock options (the "May 1996 Options"), pursuant to individual stock option award agreements or in accordance with employment agreements, to certain of its past and present employees and others to purchase up to an aggregate of 317,500 shares of Common Stock. The May 1996 Options are exercisable at a purchase price of $11.00 per share, which was the fair market value of such shares at the time of the grant, based upon an independent, third party appraisal.

  Of the 317,500 May 1996 Options that have been granted, 248,750 became immediately exercisable upon their grant, with the remaining 68,750 becoming exercisable on the first anniversary of their grant. The May 1996 Options may be exercised at any time prior to December 31, 2004. The holder of these options may exercise the options in full or in any portion, by payment of the exercise price either in cash, Common Stock, through a broker exercise or alternatively, by executing a seven year, interest-only promissory note, secured by a pledge of the Common Stock acquired through exercise of the option. Interest payable on the promissory note shall be at the minimum rate of interest required under the Internal Revenue Code to avoid the imputation of interest. The principal amount of the promissory note is due upon the earlier of (i) the termination of the option holder's employment with the Company (unless such termination occurs within one year of a change of control of the

Company), (ii) 30 days after the death of the option holder, (iii) the sale of the Common Stock or (iv) expiration of the seven year term.

 1996 Stock Option Plan

  The 1996 Stock Option Plan was approved by the Board of Directors on June 14, 1996 and thereafter by the Company's stockholders. The 1996 Stock Option Plan provides for the grant or award of stock options, stock appreciation rights, restricted stock and performance units (the "Award"). Stock options granted under the 1996 Stock Option Plan may be either incentive stock options or non-qualified options. The purpose of the 1996 Stock Option Plan is to attract and retain employees, consultants and directors through the incentives of stock ownership and monetary payments. Regular full-time employees of the Company, as well as its officers, consultants and others, are eligible to receive Awards. Option grants to non-employee directors may also be made under the 1996 Stock Option Plan. See "Management--Director Compensation."

  The 1996 Stock Option Plan is administered by the Compensation Committee. Subject to the provisions of the 1996 Stock Option Plan, the Compensation Committee has the authority to designate participants, determine the type of Awards to be granted, the number of shares to be covered by each Award, the time at which each Award is vested, exercisable, or may be settled, the method of payment and any other terms and conditions of the Awards. All Awards shall be evidenced by an Award agreement between the Company and the participant.

  The aggregate number of shares of Common Stock available for awards under the 1996 Stock Option Plan is 1,000,000, which includes options available to non-employee directors. The Board has granted options to purchase 430,104 shares of Common Stock (including the stock options granted to the outside directors discussed above), contingent upon the determination of the public offering price and effectiveness of the registration of the Shares under the Securities Act. While the Compensation Committee is authorized to determine the recipients, types of Awards, and level of Awards under the 1996 Stock Option Plan, the plan itself requires that all stock options or restricted stock awarded thereunder be awarded at the fair market value (as defined in the 1996 Stock Option Plan) as of the date of grant or award. This plan also provides that, subject to the discretion of the Board, options granted under the plan will vest over a four year period, with half becoming exercisable on the second anniversary of the grant date, an additional quarter becoming exercisable on the third anniversary and the remaining options becoming exercisable on the fourth anniversary. Such vesting period will be accelerated by one year, with half becoming exercisable on the first anniversary of the grant date and the additional quarters being exercisable on the second and third anniversaries, respectively, for all participants who, in the determination of the Board of Directors, have provided three years of service to the Company. All options expire, to the extent not previously exercised, seven years after the grant date. No Awards may be made under the 1996 Stock Option Plan after April 30, 2002.

                             CERTAIN TRANSACTIONS

DISTRIBUTIONS

  Prior to May 15, 1996, the Operating Subsidiaries were operated as Subchapter S corporations for income tax purposes; accordingly, they were not subject to federal and state income taxes. The operating results of the Operating Subsidiaries were reported by the individual stockholders, based on their respective stockholding percentages. The Operating Subsidiaries made distributions to the stockholders in amounts sufficient to pay these taxes, at the individual level. The companies made distributions to Mr. Lorenz during fiscal years ended April 30, 1994, 1995 and 1996, in the amounts of $1,460,000, $333,000 and $1,282,000, respectively, of which $1,150,000,
$285,000 and $1,137,000, respectively, were included in compensation paid to Mr. Lorenz during those periods. During the same fiscal years, Dr. Cleverley and Mr. Harvey each received distributions to pay income taxes in the amounts of $95,000, $110,000 and $74,000, respectively, all of which was included as compensation.

STOCK REDEMPTION

  On January 1, 1994, St. Anthony Publishing redeemed all of the stock of Richard C. Henry, the owner of 50% of the outstanding stock of St. Anthony Publishing. The redemption included the following components: (i) a purchase price of $9,259,989, of which $7,259,989 was paid at closing, and $2,000,000 was to be paid on or before March 1999, (ii) a five year non-competition agreement, for $1,100,000, payable $16,667 per month, with $100,000 due in the last month and (iii) a three year employment agreement providing for full employment in first year ($7,000 per month, plus potential bonus) and part-time consulting (at $1,000 per month) for the balance of the term. As of June 1996, all payments to Mr. Henry had been made, so that there are no outstanding continuing financial obligations. The non-competition agreement continues through January 1999, notwithstanding the full payment by the Company of the non-competition obligation. Financing of the payments to Mr. Henry came from a $1,500,000 capital contribution by Mr. Lorenz, with the balance provided from bank financing obtained in early 1994, which bank financing was refinanced as part of the Credit Facilities. See "Use of Proceeds."

MERGER WITH CHIPS

  On February 29, 1996, CHIPS, an Ohio corporation (previously conducted as an Ohio general partnership), was merged into and became a division of St. Anthony Publishing. In the merger each of the stockholders of CHIPS exchanged their shares of CHIPS for shares of St. Anthony Publishing and SAHR. The three stockholders of CHIPS, Dr. Cleverley, Linda Cleverley, and Roger K. Harvey, received an aggregate of 11.8% of the outstanding shares of each of St. Anthony Publishing and SAHR with the remaining 88.2% of each company's stock continuing to be owned by Mr. Lorenz. Additionally, Dr. Cleverley and Roger K. Harvey entered into non-competition and employment agreements, consistent with normal Company policy. The non-competition agreements are for a term of five years, and provide for an initial payment to Mr. Cleverley of $200,000, and payments of $40,000 per year over the succeeding five year period, for total payments of $400,000, and an initial payment to Mr. Harvey of $125,000 and $30,000 per year over the succeeding five year period, for total payments of $275,000.

  Mr. Cleverley's three year employment agreement which extends to February 28, 1999, provides for a salary of $200,000 in the first year, $225,000 in the second year, and $250,000 in the third year. Mr. Harvey's two year employment agreement provides for a salary of $87,500 per year.

RECAPITALIZATION

  On May 15, 1996, the Company completed the Recapitalization, which resulted in the two Operating Subsidiaries becoming wholly-owned subsidiaries of the Company. In connection with the Recapitalization, each of the stockholders of the Operating Subsidiaries exchanged their shares of Common Stock of the Operating Subsidiaries for a proportionate percentage of the Common Stock of the Company.

LOAN TRANSACTIONS

  On December 21, 1995, Eugene W. Lorenz, Chairman of the Board and Chief Executive Officer of the Company, loaned to SAHR $250,000 at the prime rate as published in the Wall Street Journal. The loan principal and $5,312 of interest were repaid to Mr. Lorenz by SAHR as of April 11, 1996. The loan proceeds were used for working capital purposes. On June 13, 1996, Mr. Lorenz loaned to St. Anthony Publishing $250,000 for 90 days at a variable interest rate equal to the prime rate as published in the Wall Street Journal, which was initially 8.25%. The loan principal and interest are due and payable to Mr. Lorenz on September 13, 1996. The loan proceeds were used for working capital purposes.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth as of the date of this Prospectus, certain information with respect to the beneficial ownership of the Common Stock at June 1, 1996 by: (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each director and Named Executive Officer and (iii) all directors and executive officers of the Company as a group. See "Management--Stock Options." The Company believes that each of the persons named in the table has sole voting and investment power with respect to all of the shares of Common Stock indicated, except as noted below. The address of each listed stockholder is c/o NexUS Healthcare Information Corporation, 11410 Isaac Newton Square, Reston, Virginia 22090.

                              SHARES BENEFICIALLY         SHARES TO BE
                                  OWNED PRIOR          BENEFICIALLY OWNED
                              TO THE OFFERING(1)      AFTER THE OFFERING(1)
                              ----------------------- -------------------------
NAME                            NUMBER     PERCENT      NUMBER       PERCENT
- ----                          ------------ ---------- ------------- -----------
Eugene W. Lorenz.............    6,776,000     88.2%      6,776,000      70.0%
William O. Cleverley(2)......      453,040      5.9         453,040       4.7
Linda Cleverley(2)...........      453,040      5.9         453,040       4.7
Roger K. Harvey..............      453,040      5.9         453,040       4.7
Peter L. Bower(3)............       30,000        *          30,000         *
Marleeta K. Jones-Burns(3)...       63,750        *          63,750         *
John L. Canova(3)............       22,500        *          22,500         *
Curtis M. Shepard(3).........       10,000        *          10,000         *
Laszlo Makk..................          --       --              --        --
Paul A. Gross................          --       --              --        --
Richard Michael Abell(3).....       10,000        *          10,000         *
Alice H. Lusk................          --       --              --        --
Directors and executive
 officers as a group (11
 persons)(4).................    7,830,830      100%      7,830,830      79.7%

- --------
 * Less than 1%.
(1) Under the rules of the Securities Exchange Commission (the "Commission"), a person is deemed to be beneficial owner of securities that can be acquired by such person within 60 days of the date of this Prospectus upon the exercise of options and warrants. Each beneficial owner's percentage ownership is determined by assuming that all options or warrants held by such person (but not those held by any other person) and that are exercisable within 60 days of the date of this Prospectus have been exercised. The table does not include any beneficial ownership related to stock options granted to employees of the Company pursuant to the 1996 Stock Option Plan since such options are not exercisable until June 1997. See "Management--1996 Stock Option Plan."
(2) Includes, in the case of Dr. Cleverley, 226,520 shares of Common Stock held by Linda Cleverley, Dr. Cleverley's wife. Includes, in the case of Linda Cleverley, 226,520 shares of Common Stock held by Dr. Cleverley. Each of Dr. Cleverley and Linda Cleverley disclaims beneficial ownership of the shares held by the other.
(3) Represents shares issuable upon exercise of stock options currently exercisable.
(4) Includes 148,750 shares issuable upon exercise of stock options currently exercisable.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of Preferred Stock, $.01 par value per share.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

  As of June 20, 1996, there were 7,682,080 shares of Common Stock outstanding held of record by four stockholders. Based upon such number of shares outstanding as of June 20, 1996 and giving effect to the issuance of the 2,000,000 shares of Common Stock offered hereby, there will be 9,682,080 shares of Common Stock outstanding upon the consummation of this offering.

PREFERRED STOCK

  The Board of Directors has the authority, without further action of the stockholders of the Company, to issue up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Possible Issuance of Preferred Stock; Anti-Takeover Provisions."

CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's Certificate of Incorporation and Bylaws provide that the directors of the Company shall be classified into three classes as nearly equal in size as possible, with staggered three-year terms. The Certificate of Incorporation and Bylaws further provide that vacancies on the Board of Directors, including vacancies resulting from enlargement of the Board, may only be filled by a majority of the Board of Directors then in office. Furthermore, any director elected by the stockholders, or by the Board of Directors to fill a vacancy, may be removed, with or without cause, by a majority vote of the combined voting power of the shares of Common Stock entitled to vote for the election of directors until such time as no single stockholder holds directly 40% of the shares of Common Stock entitled to vote for directors, at which time the vote of 75% of such shares shall be required. The classified nature of the Board of Directors and the supermajority removal provision could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, or making a bid to acquire, control of the Company.

  Under the Company's Certificate of Incorporation and Bylaws, upon the consummation of this offering any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders, and not by written consent. In addition, special meetings of the stockholders may be called only by the Chief Executive Officer, the Chairman of the Board of Directors or a majority of the members of the Board of Directors and the only business that may be brought before such a meeting is limited to that described in the notice prepared by such officers. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock or conduct a proxy contest, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

  The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Company's Certificate of Incorporation requires the affirmative vote of the holders of a majority of the outstanding voting stock of the Company to amend or repeal any of the provisions described above until such time as no single stockholder holds directly 40% of the shares of Common Stock entitled to vote for directors, at which time the vote of 75% of such shares shall be required. Such 75% stockholder vote would be in addition to any separate class vote that might in the future be required by the Board of Directors pursuant to the terms of any Preferred Stock that might be outstanding at the time any such changes are submitted to stockholders. The Company's Certificate of Incorporation provides that the Bylaws may be amended only by a vote of the Board of Directors. See "Risk Factors--Possible Issuance of Preferred Stock; Anti-Takeover Provisions."

DIRECTORS' AND OFFICERS' LIABILITY

  The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions requiring the Company to indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

CLASSIFIED BOARD OF DIRECTORS

  The Company has a classified Board of Directors, which may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. For purposes of determining terms of office, directors are divided into three classes, with the term of office of the first, second and third class to expire at the 1997, 1998 and 1999 annual meetings of stockholders, respectively. Directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors hold office until the next annual meeting of stockholders at which their term expires and until their successors have been duly elected and qualify.

DELAWARE LAW

  Upon completion of this offering, the Company will be subject to the provisions of Section 203 of the General Corporation Law of Delaware which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder, unless the business combination is approved in a prescribed manner. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is State Street Bank and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 9,682,080 shares of Common Stock. Of these shares, the 2,000,000 shares of Common Stock sold in this offering (assuming no exercise of the Underwriters' over-allotment option) will be freely tradable in the public market without restriction under the Securities Act, except that any shares purchased by affiliates of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"), may generally only be sold in compliance with the applicable provisions of Rule 144. The remaining issues and outstanding shares of the Company as deemed to be restricted securities under Rule 144 ("Restricted Shares") is that they were originally issued and sold by the Company in reliance upon exemptions from registration under the Securities Act. Of the Restricted Shares, immediately after this offering, 6,776,000 shares may be eligible for sale in the public market pursuant to Rule 144 subject to volume and other limitations described below. None of the Restricted Shares will be eligible for sale under Rule 144(k).

  In May 1996, the Company made a one-time grant of options to certain directors, officers, former employees and consultants to purchase up to 317,500 shares of Common Stock, of which 248,750 options are currently exercisable, and the remainder of which will become exercisable on the first anniversary of their grant. The Company has also reserved 1,000,000 shares of Common Stock to be issued under the 1996 Stock Option Plan, of which options covering 430,104 shares of Common Stock have been granted and will be exercisable at the initial public offering price upon vesting pursuant to the 1996 Stock Option Plan. See "Management--Stock Options." Immediately upon pricing of the Common Stock offered hereby, the Company intends to file a registration statement on Form S-8 under the Securities Act to register the shares of Common Stock reserved for issuance under the 1996 Stock Option Plan.

  All executive officers, directors and certain stockholders of the Company, who in the aggregate held 7,682,080 shares outstanding of Common Stock at June 20, 1996, and options that are currently exercisable to purchase an additional 248,750 shares of Common Stock, have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Volpe, Welty & Company. However, Volpe, Welty & Company may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements. See "Underwriting."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least two years from the later of the date such Restricted Shares were acquired from the Company or the date they were acquired from an Affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about the Company. Affiliates may sell shares not constituting Restricted Securities in accordance with the foregoing volume limitations and other restrictions, but without regard to the two-year holding period. Further, under Rule 144(k), after three years have elapsed from the later of the date Restricted Shares were acquired from the Company and the date they were acquired from an Affiliate, a holder of such Restricted Shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

  The Commission has proposed amendments to Rule 144 and Rule 144(k) that would permit resales of restricted shares under Rule 144 after a one-year, rather than a two-year holding period, subject to compliance with the other provisions of Rule 144, and would permit resale of restricted shares by non-affiliates under Rule 144(k) after a two-year, rather than a three-year holding period. The proposed amendments have not yet been adopted. Adoption of such amendments could result in resales of Restricted Shares sooner than would be the case under Rule 144 as currently in effect.

  No precise prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITERS

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters, for whom Volpe, Welty & Company and Legg Mason Wood Walker, Incorporated, (together, the "Representatives") are acting as representatives, has agreed severally to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below. The Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                       NUMBER OF
     UNDERWRITER                                                        SHARES
     -----------                                                       ---------
Volpe, Welty & Company................................................
Legg Mason Wood Walker, Incorporated..................................
                                                                       ---------
  Total............................................................... 2,000,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of $ per share, of which $ may be reallocated to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction will change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  The Company has granted the Underwriters an option for 30 days after the date of this Prospectus to purchase, at the initial public offering price, less the underwriting discounts and commission as set forth on the cover page of this Prospectus, up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to 2,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 2,000,000 shares of Common Stock offered hereby.

  The Company, each of its directors and officers, and each of the holders of the outstanding shares of Common Stock have agreed during the period of 180 days after the date of this Prospectus not to (i) offer, sell, contract to sell, make any short sale (including without limitation short against the box), pledge or otherwise dispose of, directly or indirectly, any shares of the Common Stock now owned or hereafter acquired, options to acquire Common Stock or securities convertible into or exchangeable for, or any other rights to purchase or acquire, the Common Stock (including, without limitation, Common Stock which may be deemed to be beneficially owned in accordance with the rules and regulations of the Commission) other than the exercise or conversion of outstanding options, warrants or convertible securities or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of Common Stock now owned or hereafter required, whether any such transaction described in (i) or (ii) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise provided, however, that bona fide gift transactions and transfers which will not result in any change in beneficial ownership may be permitted if the transferee enters into an agreement on substantially the same terms as described above. Volpe, Welty & Company, in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which the Underwriters have discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiations between the Company and the Representatives.

Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

  The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Washington, D.C. and for the Underwriters by Latham & Watkins, Washington, D.C.

                                    EXPERTS

  The consolidated balance sheets of the Company as of April 30, 1995 and 1996 and the related consolidated statements of income, changes in stockholders' equity (deficit) and cash flows and schedule for each of the years in the three year period ended April 30, 1996, and the statements of income and cash flows of CHIPS for the ten month period ended February 29, 1996, included in this Prospectus and Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports dated June 10, 1996, which are included elsewhere herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the offices of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1204, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York, 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The Company's Common Stock has been submitted for listing on The Nasdaq National Market, and upon such listing, material filed by the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  Upon completion of this offering, the Company will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission.

                    NEXUS HEALTHCARE INFORMATION CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                                                                           PAGE
                                                                           ----
Report of Independent Accountants........................................   F-1
Consolidated Balance Sheets as of April 30, 1995 and 1996................   F-2
Consolidated Statements of Income for the years ended April 30, 1994,
 1995 and 1996...........................................................   F-3
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for
 the years ended April 30, 1994, 1995 and 1996...........................   F-4
Consolidated Statements of Cash Flows for the years ended April 30, 1994,
 1995 and 1996...........................................................   F-5
Notes to Consolidated Financial Statements...............................   F-6

             THE CENTER FOR HEALTHCARE INDUSTRY PERFORMANCE STUDIES

                                                                           PAGE
                                                                           ----
Report of Independent Accountants........................................  F-18
Statement of Income for the Ten Months ended February 29, 1996...........  F-19
Statement of Cash Flows for the Ten Months ended February 29, 1996.......  F-20
Notes to Financial Statements............................................  F-21

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
NexUS Healthcare Information Corporation and Subsidiaries

  We have audited the accompanying consolidated balance sheets of NexUS Healthcare Information Corporation and Subsidiaries as of April 30, 1995 and 1996, and the related consolidated statements of income, changes in stockholder's equity (deficit) and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NexUS Healthcare Information Corporation and Subsidiaries as of April 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.

                                          Grant Thornton LLP

Vienna, Virginia
June 10, 1996

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             APRIL 30,
                                                      ------------------------
                                                         1995         1996
                                                      -----------  -----------
                       ASSETS
Current Assets
  Cash............................................... $   314,956  $   163,767
  Accounts receivable, net...........................   4,388,316    8,228,455
  Inventory..........................................     920,243    1,614,852
  Prepaid expenses...................................     333,015      327,607
                                                      -----------  -----------
Total Current Assets.................................   5,956,530   10,334,681
Property and Equipment
  Furniture, systems and equipment...................   3,224,579    4,765,913
  Leasehold improvements.............................     195,880      247,481
                                                      -----------  -----------
                                                        3,420,459    5,013,394
  Less accumulated depreciation and amortization.....  (1,915,778)  (2,567,039)
                                                      -----------  -----------
                                                        1,504,681    2,446,355
Other Assets
  Deferred advertising costs.........................   2,461,054    3,234,055
  Capitalized software costs, net....................     526,946      522,364
  Intangible assets, net.............................     754,134    2,065,123
  Other assets.......................................      82,040       82,040
                                                      -----------  -----------
                                                        3,824,174    5,903,582
                                                      -----------  -----------
Total Assets......................................... $11,285,385  $18,684,618
                                                      ===========  ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
  Notes payable, current............................. $ 1,906,305  $   750,000
  Accounts payable...................................   3,107,635    3,246,556
  Accrued salaries and employee benefits.............     592,781      575,963
  Other accrued expenses.............................     635,512      430,527
  Current portion of unearned subscription revenue...   4,631,866    6,280,178
                                                      -----------  -----------
Total Current Liabilities............................  10,874,099   11,283,224
Notes Payable, Noncurrent............................   6,310,556    9,988,908
Unearned Subscription Revenue........................   1,118,734    1,748,107
Deferred Rent........................................         --       144,172
                                                      -----------  -----------
Total Liabilities....................................  18,303,389   23,164,411
Stockholders' Equity (Deficit)
  Common stock, voting par value $.01 per share,
   30,000,000 shares authorized, 7,682,080 shares
   issued and outstanding............................      76,821       76,821
  Additional contributed capital.....................   1,946,431    1,946,431
  Retained earnings..................................     218,733    2,756,944
                                                      -----------  -----------
                                                        2,241,985    4,780,196
  Treasury stock, at cost............................  (9,259,989)  (9,259,989)
                                                      -----------  -----------
Total Stockholders' Equity (Deficit).................  (7,018,004)  (4,479,793)
                                                      -----------  -----------
Total Liabilities and Stockholders' Equity (Defi-
 cit)................................................ $11,285,385  $18,684,618
                                                      ===========  ===========

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                  YEAR ENDED APRIL 30,
                                           -----------------------------------
                                              1994        1995        1996
                                           ----------- ----------- -----------
REVENUE
  Products...............................  $26,492,517 $31,591,640 $36,798,736
  Consulting.............................    4,062,933   4,207,030   3,930,889
                                           ----------- ----------- -----------
                                            30,555,450  35,798,670  40,729,625
COST OF REVENUE
  Products...............................    9,592,876  12,569,502  14,709,628
  Consulting.............................    1,593,139   1,906,664   1,913,968
                                           ----------- ----------- -----------
                                            11,186,015  14,476,166  16,623,596
Sales and Marketing......................    9,248,220  10,179,890  11,345,389
General and Administrative...............    7,348,621   6,902,162   7,801,865
Depreciation and Amortization............      761,138   1,129,327   1,284,973
                                           ----------- ----------- -----------
                                            28,543,994  32,687,545  37,055,823
                                           ----------- ----------- -----------
Operating Income.........................    2,011,456   3,111,125   3,673,802
Interest Expense.........................      295,750     994,975     915,391
Merger Expenses..........................          --          --       75,000
                                           ----------- ----------- -----------
Net Income...............................  $ 1,715,706 $ 2,116,150 $ 2,683,411
                                           =========== =========== ===========
PRO FORMA DATA (NOTE L)
Historical Net Income....................                          $ 2,683,411
Contractual Reduction in Stockholder Com-
 pensation...............................                            1,110,000
Provision for Income Taxes...............                           (1,441,496)
                                                                   -----------
Pro Forma Net Income.....................                          $ 2,351,915
                                                                   -----------
Pro Forma Income per Share...............                          $      0.31
                                                                   -----------
Weighted Average Common Shares Outstand-
 ing.....................................                            7,682,080
                                                                   -----------


        The accompanying notes are an integral part of these statements.

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                   YEARS ENDED APRIL 30, 1994, 1995 AND 1996

                            COMMON STOCK
                          -----------------                    ADDITIONAL      ACCUMULATED
                           SHARES   AMOUNT  TREASURY STOCK CONTRIBUTED CAPITAL   DEFICIT       TOTAL
                          --------- ------- -------------- ------------------- -----------  -----------
Balance at May 1, 1993..  7,682,080 $76,821  $       --        $  436,431      $(2,943,758) $(2,430,506)
Paid-In Capital.........        --      --           --         1,510,000              --     1,510,000
Repurchase Treasury
 Stock..................        --      --    (9,259,989)             --               --    (9,259,989)
Distributions...........        --      --           --               --          (620,965)    (620,965)
Net Income..............        --      --           --               --         1,715,706    1,715,706
                          --------- -------  -----------       ----------      -----------  -----------
Balance at April 30,
 1994...................  7,682,080  76,821   (9,259,989)       1,946,431       (1,849,017)  (9,085,754)
Distributions...........        --      --           --               --           (48,400)     (48,400)
Net Income..............        --      --           --               --         2,116,150    2,116,150
                          --------- -------  -----------       ----------      -----------  -----------
Balance at April 30,
 1995...................  7,682,080  76,821   (9,259,989)       1,946,431          218,733   (7,018,004)
Distributions...........        --      --           --               --          (145,200)    (145,200)
Net Income..............        --      --           --               --         2,683,411    2,683,411
                          --------- -------  -----------       ----------      -----------  -----------
Balance at April 30,
 1996...................  7,682,080 $76,821  $(9,259,989)      $1,946,431      $ 2,756,944  $(4,479,793)
                          ========= =======  ===========       ==========      ===========  ===========


        The accompanying notes are an integral part of these statements.

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED APRIL 30,
                                             ----------------------------------
                                                1994        1995        1996
                                             ----------  ----------  ----------
INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income................................  $1,715,706  $2,116,150  $2,683,411
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities
 Depreciation and amortization.............     761,138   1,129,327   1,284,973
 Bad debt expense..........................     356,000     100,000     187,000
 Loss on disposal of property and equip-
  ment.....................................      27,337         --          --
 Changes in assets and liabilities
  Increase in accounts receivable..........    (539,324) (2,029,239) (4,027,139)
  Decrease (increase) in inventory.........     188,260    (151,329)   (694,609)
  Decrease (increase) in prepaid expenses,
   deposits and other assets...............     113,613    (140,215)      5,408
  Decrease (increase) in deferred advertis-
   ing costs...............................     240,182    (681,676)   (773,001)
  Increase (decrease) in accounts payable
   and other accrued expenses..............     767,472   1,046,582     (66,064)
  (Decrease) increase in accrued salary and
   employee benefits.......................     (33,106)    191,661     (16,818)
  Increase in unearned subscription reve-
   nue.....................................     426,591      58,595   2,277,685
  (Decrease) increase in deferred rent.....    (309,670)    (81,452)    144,172
                                             ----------  ----------  ----------
Total Adjustments..........................   1,998,493    (557,746) (1,678,393)
                                             ----------  ----------  ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES..   3,714,199   1,558,404   1,005,018
                                             ----------  ----------  ----------
CASH FLOWS USED IN INVESTING ACTIVITIES
 Property and equipment purchases..........  (1,231,614)   (726,644) (1,592,935)
 Change in restricted cash requirements....      (3,859)    117,211         --
 Proceeds from disposal of property and
  equipment................................       7,510     177,635         --
 Purchases of intangible assets............  (1,072,314)   (316,312) (1,940,119)
                                             ----------  ----------  ----------
NET CASH USED IN INVESTING ACTIVITIES......  (2,300,277)   (748,110) (3,533,054)
                                             ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net (payments) draws on line of credit....    (593,000)     41,951   8,750,000
 Borrowings on notes payable...............   7,889,095     116,710   1,988,908
 Repayments on notes payable...............    (248,283)   (936,685) (8,216,861)
 Distributions to stockholders.............    (620,965)    (48,400)   (145,200)
 Purchase of treasury stock................  (9,259,989)        --          --
 Stockholder contribution..................   1,510,000         --          --
                                             ----------  ----------  ----------
NET CASH (USED IN) PROVIDED BY FINANCING
 ACTIVITIES................................  (1,323,142)   (826,424)  2,376,847
                                             ----------  ----------  ----------
NET INCREASE (DECREASE) IN CASH............      90,780     (16,130)   (151,189)
CASH AT BEGINNING OF YEAR..................     240,306     331,086     314,956
                                             ----------  ----------  ----------
CASH AT END OF YEAR........................  $  331,086  $  314,956  $  163,767
                                             ==========  ==========  ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFOR-
 MATION:
 Interest payments during the year.........  $  295,750  $  816,328  $  942,493

        The accompanying notes are an integral part of these statements.

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            APRIL 30, 1995 AND 1996

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Formation of Holding Company and Recapitalization

  NexUS Healthcare Information Corporation ("NexUS"), a Delaware corporation, was formed on April 30, 1996, as a newly created holding company for its wholly-owned subsidiaries, St. Anthony Publishing, Inc. ("St. Anthony Publishing"), St. Anthony Healthcare Resource Group, Inc. ("SAHR") and St. Anthony Outsourcing, Inc. ("SAO"), collectively referred to as "the Company." On May 15, 1996, the Company issued 7,682,080 shares (of a total of 30,000,000 newly authorized shares), to the stockholders of St. Anthony Publishing and SAHR, in exchange for their respective ownership interests in these entities (the "Recapitalization"). Previous to the formation of NexUS and the recapitalization, St. Anthony Publishing and SAHR were Subchapter S corporations. On May 22, 1996, the Company incorporated SAO, as an additional, wholly-owned subsidiary which is currently inactive.


  The accompanying consolidated financial statements, including stockholders' equity and per share amounts, give retroactive effect to the formation of the holding company and recapitalization for all periods presented.

 Nature of Operations

  The Company is a provider of information products and services to the health care and medical industry. The Company conducts its business from its headquarters in Virginia, from offices in Ohio and California, and delivers most of its products from a distribution center in Virginia.

  The Company's products and services are in the areas of coding and payment information, managed care and capitation, analytical database information and management tools, and specialized health care consulting services (principally for the hospital market). The Company is a market leader in the aforementioned product areas, and delivers products in multiple formats.

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of NexUS Healthcare Information Corporation and its wholly-owned subsidiaries, St. Anthony Publishing and SAHR. Material intercompany accounts and transactions are eliminated.

 Cash and Cash Equivalents

  Cash and cash equivalents include cash, time deposits and all highly liquid debt instruments with an original maturity of three months or less.

 Inventory

  Inventory is stated at the lower of cost or market, and consists primarily of unsold publications (finished goods), plus a minimum amount of paper and printing supplies (raw materials) kept on hand. Cost is determined using the first-in, first-out (FIFO) method.

 Deferred Advertising Costs

  In accordance with Statement of Position (SOP) 93-7, "Reporting on Advertising Costs," the Company capitalizes certain direct-response advertising costs which are amortized over the expected period of future benefits. Such costs consist principally of product promotional mailings, direct labor costs, and other promotional costs incurred in the Company's direct response advertising activities. Deferred advertising costs are amortized

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

over the estimated period of benefits to be received from the advertising, which varies by product type, for periods up to 24 or 32 months with a significant portion of such costs amortized in 12 to 15 months. Deferred advertising costs amounted to $2,461,054 and $3,234,055 at April 30, 1995 and 1996, respectively. Advertising expense, including amortization of direct-response costs, totaled $2,013,565, $2,082,887, and $3,302,589 for the years ended April 30, 1994, 1995, and 1996, respectively.

 Property and Equipment

  Property and equipment are carried at cost. Depreciation and amortization are computed using the straight- line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the related improvements or the related lease.

 Capitalized Software

  Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." The Company capitalized $662,000, $46,000, and $181,000 of software development costs in 1994, 1995 and 1996, respectively. Amortization is computed using the straight-line method over the estimated economic life of the products, ranging from three to four years. Amortization on software development costs charged to expense was $5,000, $176,000, and $186,000 for 1994, 1995 and 1996, respectively.

 Intangible Assets

  Intangible assets consist primarily of amounts paid for non-compete agreements in connection with mergers and acquisitions, goodwill, and debt acquisition costs. Non-compete amounts are amortized on a straight-line basis over the lives of the related agreements, generally five years. Goodwill is amortized on a straight-line basis over 15 years. Debt acquisition costs are amortized over the period that the related debt facility is available, using the straight-line method. Impairments are recognized in operating results if a permanent decline in value occurs.

 Revenue

  Revenue from loose-leaf services is recognized when the loose-leaf manual is delivered, except for an estimate of the Company's cost to fulfill the subsequent loose-leaf update issues. Book revenue is recognized upon shipment. Newsletter revenue is recognized evenly over the life of the subscription. Revenue from seminars and consulting services is recognized when services are performed.

  Based upon available information, management estimates an adequate allowance to cover general credit risk, returns, and cancellations.

 Unearned Subscription Revenue

  Orders for loose-leaf services, books, and monthly newsletters are recorded as unearned subscription revenue when received prior to fulfillment. In addition, unearned subscription revenue includes the unfulfilled portion of loose-leaf and newsletter subscriptions, including multi-year subscriptions, which amounts are recognized over the life of the subscription.

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996
NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

 Income Taxes

  The Company elected to be taxed as an S corporation for federal and state income tax purposes prior to the Recapitalization. As a result, no federal or state income taxes were payable at the corporate level. The stockholders paid tax on their respective shares of the Company's taxable income, even if such income was not distributed. The Company's income tax returns are filed based upon operations for a calendar year. Upon the formation of the holding company and the Recapitalization, the Company terminated its S corporation status, converted to a C corporation, and will be subject to both federal and state income taxes in future periods. The income tax adjustment required as a result of the conversion will be reflected in the first quarter's operating results of fiscal year 1997.

  Pro forma income taxes reflect a provision for income taxes at the effective statutory federal and state rates applied to the Company's financial statement net income.

 Concentrations and Fair Value of Financial Instruments

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions. In general, such cash balances exceed the FDIC insurance limit. The Company provides credit, in the normal course of business, to a significant number of customers throughout the United States. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable exposure is limited. The carrying value of financial instruments potentially subject to valuation risk (principally consisting of cash, accounts receivable, notes payable and accounts payable) approximates fair market value.

  The Company is not dependent upon any single third party for supplies used in its operations. The Company believes that alternatives are available for its supplies, the most significant being printing services and paper. No customer accounts for more than 2% of the Company's sales.

 Using Estimates in Preparing Financial Statements

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

 New Accounting Standards Not Yet Adopted

  In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which provides guidance regarding when to assess, and how to measure impairment of long-lived assets and certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Management believes the impact of adopting SFAS No. 121 will not have a material effect on the financial position of the Company.

  The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. The new Statement encourages all entities to adopt a fair-value based method of accounting for all employee stock option plans. Under this method, compensation cost is measured at the grant date based on the value of the stock option award, and is recognized over the service period, which is usually the vesting

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996
NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

period. Optionally, a company may continue using the intrinsic-value based method, as prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees" (Opinion 25), which measures compensation cost only to the extent that the option price is lower than the quoted market price of the stock at the date of award. The Company expects to continue the application of Opinion 25, but will comply with the required future pro forma disclosures of net income, and earnings per share, as if the fair-value based method of accounting defined in SFAS No. 123 had been applied.

NOTE B--MERGERS AND ACQUISITIONS

 Merger

  On February 29, 1996, prior to the formation of the holding company and reorganization discussed in Note A, St. Anthony Publishing and SAHR effected a merger with The Center for Healthcare Industry Performance Studies ("CHIPS"), an Ohio general partnership in the business of the development, marketing and delivery of analytical database products and services to the health care industry.

  St. Anthony Publishing, merged with CHIPS in a transaction whereby the three individual owners of CHIPS, in exchange for 100% of their voting interests, received 1,618 newly issued voting shares of St. Anthony Publishing, and 118 voting shares of SAHR, collectively constituting 11.8% of the voting interest in each of St. Anthony Publishing and SAHR.

  The merger has been accounted for under the pooling-of-interest method. The accompanying 1996 financial statements reflect the combined accounts for the full year, and the financial statements of prior years have been restated to give effect to the combination.

  Summarized results of operations of the separate, combining companies for the period from May 1, 1995, through April 30, 1996, are as follows:

                                             ST. ANTHONY
                                             PUBLISHING
                                              AND SAHR     CHIPS     COMBINED
                                             ----------- ---------- -----------
   Net sales................................ $37,931,081 $2,798,544 $40,729,625
   Income before merger costs............... $ 2,477,614 $  280,797 $ 2,758,411
   Merger expenses..........................      27,915     47,085      75,000
                                             ----------- ---------- -----------
   Net income............................... $ 2,449,699 $  233,712 $ 2,683,411
                                             =========== ========== ===========

  Following is a reconciliation of the amounts of net sales and net income previously reported for the years ended April 30, 1994, 1995 and 1996, with restated combined amounts:

                                              1994        1995         1996
                                           ----------- -----------  -----------
   Net sales and other revenue:
     As previously reported............... $28,846,344 $33,768,694  $37,931,081
     Effect of CHIPS merger...............   1,709,106   2,029,976    2,798,544
                                           ----------- -----------  -----------
   Combined............................... $30,555,450 $35,798,670  $40,729,625
                                           =========== ===========  ===========
   Net income:
     As previously reported............... $ 1,396,062 $ 2,147,713  $ 2,449,699
     Effect of CHIPS merger...............     319,644     (31,563)     233,712
                                           ----------- -----------  -----------
   Combined............................... $ 1,715,706 $ 2,116,150  $ 2,683,411
                                           =========== ===========  ===========

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996
NOTE B--MERGERS AND ACQUISITIONS--CONTINUED

  In connection with the restatement, several adjustments were made to conform accounting policies. These adjustments consisted of classifying operating expenses consistently, reflecting deferred direct response advertising costs, reflecting unearned revenue, and reflecting capitalized software development costs.

  Prior to the date of the merger, St. Anthony Publishing and SAHR in the normal course of business, did not enter into transactions with CHIPS for the purchase or sale of services or merchandise. Consequently, there are no intercompany transactions to be eliminated in the accompanying consolidated financial statements.

  In conjunction with the merger, and in accordance with standard operating procedures, St. Anthony Publishing entered into the following agreements with the two active stockholders of CHIPS:

  Employment Agreements--Two and three year agreements, respectively, stipulating annual salaries of $87,500 and $200,000, respectively (increasing to $87,500 and $250,000, respectively), and requiring specific performance.

  Non-Compete Agreements--Five-year agreements totaling $275,000 and $400,000, respectively, to be paid over five years based upon compliance with specific restrictions established.

 Acquisitions

  In August 1995, the Company acquired the directory publications of American Preeminent Registry of Publishers, Inc. These assets were not then currently in print, and were received in exchange for a $30,000 cash payment and potential contingent payment of immaterial amounts based upon the future performance of the acquired assets. In connection with this acquisition, three-year non-compete agreements were executed. This transaction was recorded using purchase accounting.

  On November 1, 1995, the Company acquired the newsletter publications of Genesis Publishing, Inc., located in the San Diego area. The assets acquired were received in exchange for a $525,000 cash payment, the assumption of miscellaneous liabilities, and the potential contingent payment of immaterial amounts based upon the future performance of the acquired assets. In connection with this acquisition, five-year non-compete agreements were executed. This transaction was recorded using purchase accounting.

  On May 1, 1996, the Company acquired certain assets of the McGraw-Hill Company's Healthcare Management Group. These publications, along with minor amounts of related inventories, were acquired for the cash payment of $1,045,000 and the assumption of related liabilities not to exceed $60,000. The acquisition is expected to expand the Company's physician-based products. In connection with the acquisition, three-year non-compete agreements were executed. This transaction was recorded in fiscal year 1997 using purchase accounting.

  These acquisitions are not deemed significant and therefore, pro forma information is not presented.

NOTE C--ACCOUNTS RECEIVABLE, NET

  Accounts receivable consist of the following at April 30:

                                                          1995        1996
                                                       ----------  ----------
   Product receivables................................ $4,677,515  $8,999,047
   Due from stockholder...............................    410,801         --
                                                       ----------  ----------
                                                        5,088,316   8,999,047
   Less allowance for doubtful accounts and cancella-
    tions.............................................   (700,000)   (770,592)
                                                       ----------  ----------
                                                       $4,388,316  $8,228,455
                                                       ==========  ==========

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996

NOTE C--ACCOUNTS RECEIVABLE, NET--CONTINUED

  The product receivables consist mainly of amounts due from individual or institutional providers of health care services, and are pledged as collateral on bank borrowings.

  The amount due from shareholder at April 30, 1995, represents an overpayment by the Company for income taxes to be paid by the shareholder, and was subsequently repaid to the Company by the shareholder during fiscal year 1996.

NOTE D--INVENTORY

  Inventory consists of the following at April 30:

                                                               1995      1996
                                                             -------- ----------
   Unsold publications...................................... $ 11,761 $  226,054
   Supplies and other.......................................  908,482  1,388,798
                                                             -------- ----------
                                                             $920,243 $1,614,852
                                                             ======== ==========

NOTE E--INTANGIBLE ASSETS

  Intangible assets consist of the following at April 30:

                                                             1995       1996
                                                           --------  ----------
   Non-compete agreements................................. $889,095  $1,269,094
   Goodwill...............................................   25,000     848,649
   Debt acquisition costs.................................   70,575     520,512
   Other..................................................      --      105,213
   Less accumulated amortization.......................... (230,536)   (678,345)
                                                           --------  ----------
                                                           $754,134  $2,065,123
                                                           ========  ==========

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996

NOTE F--NOTES PAYABLE

 Notes Payable

  Notes payable consist of the following at April 30:

                                                           1995        1996
                                                        ----------  ----------
Declining line-of-credit agreement with principal
 bank, available through July 31, 2002, totaling $9.0
 million, collateralized by a general collateral
 agreement. Annual reductions of $1,000,000 in credit
 availability under the line commencing July 31, 1996,
 plus interest at prime plus 1% (9.25% at April 30,
 1996)................................................  $      --   $8,750,000
Revolving credit agreement with principal bank total-
 ing $7.0 million, collateralized by a general collat-
 eral agreement. Amounts under the agreement are due
 in total on July 31, 2002, plus interest at prime
 plus 1% (9.25% at April 30, 1996)....................         --    1,988,908
Demand line of credit with principal bank, collateral-
 ized by a general collateral agreement and outstand-
 ing common stock of the Company, bearing interest at
 prime plus 1 3/4% (10 3/4% at April 30, 1995)........     965,000         --
Long-term note with principal bank, collateralized by
 accounts receivable, inventories, fixed assets and a
 general collateral agreement. Payable in monthly in-
 stallments from $62,500 to $125,000 plus interest at
 prime plus 1 3/4% (10 3/4% at April 30, 1995)........   4,437,500         --
Long-term note with former shareholder, subordinated
 to the existing bank debt. Payable in monthly in-
 stallments of $10,000 beginning in March 1996, bear-
 ing interest at prime plus 2% (11% at April 30,
 1995), with interest due monthly.....................   2,000,000         --
Various notes payable with fixed interest rates rang-
 ing between 8% and 12%, and approximate aggregate
 monthly payments of $16,400..........................     814,361         --
Less current portion..................................  (1,906,305)   (750,000)
                                                        ----------  ----------
                                                        $6,310,556  $9,988,908
                                                        ==========  ==========

  On July 31, 1995, the Company refinanced its Core States Bank debt with the State Street Bank and Trust Company ("State Street"). The new bank financing provided for a working capital credit line of $9.0 million, with credit availability under the line decreasing by $1.0 million annually, beginning July 31, 1996, and a $7.0 million revolving credit line to assist in the financing of acquisitions, due July 31, 2002. Initial proceeds under the line were used to pay off existing debt.

  The credit arrangements with State Street are collateralized by general collateral agreements covering substantially all the Company's assets. Under the credit agreements, the Company has certain distribution and compensation restrictions and requires the Company to comply with other covenants, including the maintenance of certain specific ratios.

  As a result of the Company's expenditures of approximately $1.1 million during fiscal year 1996, relating to the installation of its new management information system, the Company exceeded the limits on capital expenditures set forth in the credit agreement with State Street and consequently was in technical default of this particular covenant as of April 30, 1996. The Company was in full compliance with all other established covenants. On June 4, 1996, the Company received a waiver from State Street for this default.

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996

NOTE F--NOTES PAYABLE--CONTINUED

  Aggregate maturities of notes payable at April 30, 1996, for the next five years and beyond are as follows:

   YEAR ENDING APRIL 30,
   ---------------------
     1997........................................................... $   750,000
     1998...........................................................   1,000,000
     1999...........................................................   1,000,000
     2000...........................................................   1,500,000
     2001...........................................................   1,500,000
     Thereafter.....................................................   4,988,908
                                                                     -----------
                                                                     $10,738,908
                                                                     ===========

  Future maturities are based upon the balance of the revolving credit facility at April 30, 1996.

  In connection with the Company's planned initial public common stock offering (see Note M), it is anticipated that a portion of the outstanding balances under the existing bank facilities will be paid down with the facilities remaining open to support future working capital requirements and acquisitions.

NOTE G--OTHER ACCRUED EXPENSES

  Other accrued expenses consist of the following at April 30:

                                                                1995     1996
                                                              -------- --------
   Royalties payable......................................... $ 59,345 $321,558
   Sales and other taxes payable.............................  100,000   50,000
   Other accrued expenses....................................  476,167   58,969
                                                              -------- --------
                                                              $635,512 $430,527
                                                              ======== ========

NOTE H--COMMITMENTS AND CONTINGENT LIABILITIES

 Leases

  Effective in May 1994, the Company entered into an agreement to lease office space. In fiscal year 1995, the Company leased additional space in its current facility under the same terms of the original lease, which expires in May 2000. The lease calls for base rental payments with escalation increases of 3% per year. In addition, the Company has entered into a lease for its distribution facilities which expires in May 2000, and a sublease agreement for approximately 52% of this distribution facility, with terms identical to those within the Company's prime lease with its landlord. The aggregate monthly net expense for these two facilities is approximately $47,000, and is subject to minor escalation increases.

  The Company also has several operating leases for various pieces of equipment.

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996
NOTE H--COMMITMENTS AND CONTINGENT LIABILITIES--CONTINUED


  At April 30, 1996, the approximate future minimum rental commitments for all noncancelable operating leases are as follows:

   YEAR ENDING APRIL 30,
   ---------------------
     1997............................................................ $  708,885
     1998............................................................    681,083
     1999............................................................    638,066
     2000............................................................    627,454
     2001............................................................        798
                                                                      ----------
                                                                      $2,656,286
                                                                      ==========

  Rent expense charged to operations for all operating leases for the years ended April 30, 1994, 1995 and 1996, amounted to $1,011,000, $762,000 and
$861,000, respectively.

 Other

  In June 1996, the Company committed to purchase printing services totaling approximately $1,900,000, payable ratably over a 13-week period commencing August 9, 1996.

NOTE I--RETIREMENT PLAN

  The Company has a retirement plan (the Plan), which qualifies under Section 401(k) of the Internal Revenue Code covering substantially all full-time employees. The Plan allows all participants to contribute up to 20% of their compensation up to the statutory limits. The Company, on a discretionary basis, may make an employer match of the lower of 25% of a participant's contribution or 6% of the participant's total compensation. The Company may also make discretionary contributions, which are allocated on a pro-rata basis to all active participants. The Company amended the Plan effective January 1, 1991. For employees hired after December 31, 1986, Company contributions made after December 31, 1990, vest according to a six-year schedule. Employees hired before January 1, 1987, remained fully vested in all former and future Company contributions. The Company contributed approximately $50,000, $55,000 and $61,000 to the Plan for the years ended April 30, 1994, 1995 and 1996, respectively.

NOTE J--TREASURY STOCK

  On December 30, 1993, an agreement was reached between the Company and its two stockholders for the redemption directly by the Company of all the stock of one stockholder. This treasury stock transaction was closed as of January 1, 1994.

  The stock redemption was paid for as follows:

   Cash payment..................................................... $6,600,000
   Short-term note forgiveness......................................    660,000
   Note payable (paid in full, July 1995)...........................  2,000,000
                                                                     ----------
                                                                     $9,260,000
                                                                     ==========

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996
NOTE J--TREASURY STOCK--CONTINUED

  The cash payment was financed by bank borrowings as well as an additional capital contribution of $1.5 million by the surviving sole stockholder.

  In addition, the Company entered into a five-year non-compete agreement with the selling stockholder, providing for payments equaling $200,000 per year, and a final, additional payment of $100,000. The Company entered into a one-year employment and bonus agreement with the selling stockholder. Expenses of approximately $250,000 incurred in connection with this transaction were included in operations for the year ended April 30, 1994.

NOTE K--BUSINESS SEGMENTS

  Financial information relating to each of the Company's two business segments, which operate as two separate, wholly-owned subsidiaries, is presented below. Operating income represents revenue less cost of revenue, sales and marketing, general and administrative and depreciation and amortization. Certain general and administrative expenses are allocated between the business segments, based upon management estimates. Operating income is prior to non-operating expenses, which consist primarily of interest expense and 1996 merger expenses.

  Financial Information by Business Segment

                                             PRODUCTS   CONSULTING   COMBINED
                                            ----------- ----------  -----------
1996
Revenue.................................... $36,798,736 $3,930,889  $40,729,625
Operating Income (Loss)....................   3,837,544   (163,742)   3,673,802
Identifiable Assets........................  18,469,356    215,262   18,684,618
Capital Expenditures.......................   1,589,533      3,402    1,592,935
Depreciation and Amortization..............     628,108     23,153      651,261
                                            ----------- ----------  -----------
1995
Revenue....................................  31,591,640  4,207,030   35,798,670
Operating Income...........................   2,961,648    149,477    3,111,125
Identifiable Assets........................  10,713,038    572,347   11,285,385
Capital Expenditures.......................     588,112    138,532      726,644
Depreciation and Amortization..............   3,180,080     32,134    3,212,214
                                            ----------- ----------  -----------
1994
Revenue....................................  26,128,621  4,426,829   30,555,450
Operating Income...........................   1,292,932    718,524    2,011,456
Identifiable Assets........................   8,152,730    627,543    8,780,273
Capital Expenditures.......................   1,208,898     22,716    1,231,614
Depreciation and Amortization..............   2,768,721      9,471    2,778,192
                                            ----------- ----------  -----------

NOTE L--PRO FORMA INFORMATION

 Pro Forma Statement of Income (Unaudited)

  The pro forma presentation in the 1996 statement of income reflects an adjustment to officer stockholder salary to reflect that portion of historical compensation expense representing distributions made to Subchapter S

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

                            APRIL 30, 1995 AND 1996
NOTE L--PRO FORMA INFORMATION--CONTINUED

stockholders to pay federal and state income taxes at the individual level. This reduction in historical expense is supported by current employment agreements for each of the active stockholders of the combined companies.

  Pro forma salary adjustments consist of the following:

   Stockholder compensation expense in historical financial state-
    ments, including amounts distributed for income taxes to be paid directly by individuals.........................................  $1,723,000
   Fiscal year 1997 salaries of active stockholders according to
    employment agreements...........................................     613,000
                                                                      ----------
   Pro forma adjustments representing amounts deemed distributed for the payment of federal and state income taxes...................  $1,110,000
                                                                      ==========

  The pro forma presentation in the 1996 statement of income also reflects a provision for income taxes based upon pro forma pretax earnings, after adjustment of stockholder compensation expense discussed above, as if the Company had been subject to federal and state income taxes, to which it is not subject through April 30, 1996. The Company elected to be taxed as a Subchapter S corporation prior to the formation of the holding company and reorganization discussed in Note A. The pro forma income tax provision has been prepared in accordance with SFAS No. 109. The effective pro forma tax rate of the Company differs from the federal rate of 34%, primarily because of the effects of state income taxes. Permanent differences are not material.

  The 1996 pro forma provision for income taxes, after giving effect to the stockholder compensation expense and applying the federal statutory rate of 34%, and an approximate state provision of 6% (4% after reflecting the federal tax benefit), consists of the following as of April 30, 1996:

   Federal........................................................... $1,213,891
   State.............................................................    227,605
                                                                      ----------
                                                                      $1,441,496
                                                                      ==========

 Pro Forma Balance Sheet (Unaudited)

  The pro forma balance sheet of the Company at April 30, 1996, has been adjusted for the pro forma effect of additional income tax liability as a result of termination of the S-corporation status.

  The following table illustrates the effect of the pro forma balance sheet adjustment described above as of April 30, 1996:

   Historical stockholders' equity (deficit)..................... $(4,479,793)
     Effect of pro forma adjustment
      Additional income tax liability resulting from termination of S-corporation status, which will be charged to opera-
       tions in the first quarter of fiscal year 1997............    (475,000)
                                                                  -----------
     Pro forma stockholders' equity (deficit).................... $(4,954,793)
                                                                  ===========

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                            APRIL 30, 1995 AND 1996
NOTE M--SUBSEQUENT EVENTS

 Initial Public Offering

  The Company's Board of Directors has authorized the filing of a registration statement relating to an initial public offering of shares of NexUS common stock.

 Stock Option Grant

  In May 1996, management made a one-time common stock option grant of 317,500 options to 16 key individuals, 15 of whom had been participants or were designated to participate in the Company's Stock Appreciation Rights Cash Plan, which was terminated May 15, 1996. The options have an exercise price of $11 per share, which is the fair market value at the date of grant, based upon an independent, third-party valuation.

 1996 Stock Option Plan

  In June 1996, the Company adopted the 1996 Stock Option Plan (the "Plan"). Under the Plan, 1,000,000 shares of common stock are reserved for issuance to directors, executives, full-time employees and others. Grants under the Plan may be in the form of options to purchase shares of common stock, restricted stock, performance units or any combination thereof. The Plan provides for the granting of options at no less than fair value of the Company's shares at the date of the grant. In June 1996, the Company granted options to certain employees, directors and others to purchase an aggregate of 430,104 shares exercisable at the proposed public offering price.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors The Center for Healthcare Industry Performance Studies

  We have audited the accompanying statements of income and cash flows of The Center for Healthcare Industry Performance Studies for the ten months ended February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Center for Healthcare Industry Performance Studies for the ten months ended February 29, 1996, in conformity with generally accepted accounting principles.

                                          Grant Thornton LLP

Vienna, Virginia
June 10, 1996

             THE CENTER FOR HEALTHCARE INDUSTRY PERFORMANCE STUDIES

                              STATEMENT OF INCOME

                       TEN MONTHS ENDED FEBRUARY 29, 1996

Revenue
  Products.......................................................... $2,229,307
Cost of Revenue.....................................................    564,760
Sales and Marketing.................................................    566,099
General and Administration..........................................    912,741
Depreciation and Amortization.......................................     78,947
                                                                     ----------
                                                                      2,122,547
                                                                     ----------
Operating Income....................................................    106,760
Interest Expense....................................................      6,523
Merger Expenses.....................................................     47,085
                                                                     ----------
Net Income.......................................................... $   53,152
                                                                     ==========

             THE CENTER FOR HEALTHCARE INDUSTRY PERFORMANCE STUDIES

                            STATEMENT OF CASH FLOWS

                       TEN MONTHS ENDED FEBRUARY 29, 1996

INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income......................................................... $  53,152
 Adjustments to reconcile net income to net cash provided by operat-
  ing activities
  Depreciation and amortization.....................................    78,947
  Changes in assets and liabilities
   Increase in accounts receivable..................................   (33,074)
   Decrease in prepaid expenses, deposits and other assets..........     1,448
   Increase in deferred advertising costs...........................   (11,473)
   Increase in accounts payable and other accrued expenses..........    20,970
   Increase in unearned subscription revenue........................    18,900
                                                                     ---------
Total Adjustments...................................................    75,718
                                                                     ---------
Net Cash Provided by Operating Activities...........................   128,870
                                                                     ---------
Cash Flows Used in Investing Activities
 Property, product and equipment purchases..........................  (224,542)
                                                                     ---------
Cash Flows Used in Financing Activities
 Repayments on notes payable........................................   (27,473)
                                                                     ---------
Net Decrease in Cash................................................  (123,145)
Cash at Beginning of Year...........................................   262,561
                                                                     ---------
Cash at End of Year.................................................   139,416
                                                                     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest payments during the year................................. $   6,523
                                                                     =========

            THE CENTER FOR HEALTHCARE INDUSTRY PERFORMANCE STUDIES

                         NOTES TO FINANCIAL STATEMENTS

                      TEN MONTHS ENDED FEBRUARY 29, 1996

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Operations

  The Center for Healthcare Industry Performance Studies (the "Company"), an Ohio corporation formed in 1993, provides a wide variety of database products and services for health care providers, primarily hospitals, to help managers focus on factors which affect their institution's financial performance. Primarily all of the Company's services are provided from its headquarters in Columbus, Ohio.

 Cash and Cash Equivalents

  Cash and cash equivalents include cash, time deposits and all highly liquid debt instruments with an original maturity of three months or less.

 Deferred Advertising Costs

  In accordance with Statement of Position (SOP) 93-7, "Reporting on Advertising Costs," the Company capitalizes certain direct-response advertising costs which are amortized over the expected period of future benefits. Such costs consist principally of product promotional mailings, direct labor costs, and other promotional costs incurred in the Company's direct response advertising activities. Deferred advertising costs are amortized over the estimated period of benefits to be received from the advertising, which varies by product type, for periods up to 24 or 32 months with a significant portion of such costs amortized in 12 to 15 months. Deferred advertising costs amounted to $88,896 at February 29, 1995. Advertising expense totaled $114,536 for the ten months ended February 29, 1996.

 Depreciation and Amortization

  Property and equipment are carried at cost. Depreciation and amortization are computed using accelerated methods for both book and tax purposes.

 Capitalized Software

  Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company capitalized $148,450 of software development costs for the ten months ended February 29, 1996. Amortization is computed using the straight-line method over the estimated economic life of the products. Amortization on software development costs charged to expense was $13,388 for the ten months ended February 29, 1996.

 Revenue Recognition

  Revenue from the sale of database products is recognized when the product is delivered, except for an estimate of the Company's cost to fulfill the subsequent updates on certain products.

 Income Taxes

  The Company has elected to be taxed as an S corporation for federal and state income tax purposes. As a result, no federal or state income taxes are payable at the corporate level. The stockholders pay tax on their

            THE CENTER FOR HEALTHCARE INDUSTRY PERFORMANCE STUDIES

                      TEN MONTHS ENDED FEBRUARY 29, 1996
NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

respective shares of taxable income, even if such income is not distributed. The Company's income tax returns are filed based upon operations for a calendar year.

 Using Estimates in Preparing Financial Statements

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B--COMMITMENTS AND CONTINGENT LIABILITIES

 Leases

  Effective in March 1994, the Company entered into an agreement to lease office space. On April 25, 1996, this agreement was renewed for a two-year period commencing May 1, 1996. The lease calls for base rental payments, including a pro rata share of operation expenses and is subject to annual escalations.

  At April 30, 1996, the approximate future minimum rental commitments for the operating lease are as follows:

   YEAR ENDING APRIL 30,
   ---------------------
     1997.............................................................. $ 20,160
     Thereafter........................................................      --
                                                                        --------
                                                                        $ 20,160
                                                                        ========

  Rent expense charged to operations for the Company's operating lease for the ten months ended February 29, 1996, was $68,100.


NOTE C--MERGER

  On February 29, 1996, the Company effected a merger with St. Anthony Publishing, Inc., and St. Anthony Healthcare Resource Group, Inc., whereby the owners of the Company exchanged 100% of their voting interest for stock representing 11.8% of the voting interest in each of St. Anthony Publishing, Inc. and St. Anthony Healthcare Resource Group, Inc.

                                   GLOSSARY

AMBULATORY PATIENT GROUP (APG).......  An outpatient case-mix reimbursement methodology that groups patients
                                       according to clinical characteristics,
                                       resource use and cost. Procedures
                                       provided in the hospital outpatient
                                       setting are classified by APGs in a
                                       way similar to the inpatient DRG
                                       classification system for hospital
                                       inpatient services. Objectives of the
                                       APG system are to establish a fixed
                                       reimbursement system for outpatient
                                       procedures and visits, incorporate
                                       patient data and information regarding
                                       the reason for the outpatient visit,
                                       and prevent unbundling of ancillary
                                       services.

BENCHMARKING.........................  The process of searching for and implementing the best practices in the
                                       healthcare industry that lead to
                                       exceptional performance. Benchmarking
                                       provides an organization an idea of
                                       where it stands in relation to
                                       competitors and a means for
                                       establishing goals within the
                                       organizational planning process.

BEST PRACTICE PROVIDER...............  A provider that has demonstrated superior performance in clinical and
                                       operational processes, as indicated by
                                       formal comparative performance
                                       measures. Best practices demonstrate
                                       not only highly successful clinical
                                       aspects of patient care, but also
                                       management practices that contribute
                                       to their effectiveness. Providers with
                                       a "best practice" rating use it to
                                       their advantage in managed care
                                       contract negotiations.

CAPITATION...........................  A type of risk sharing reimbursement method where providers in a plan's
                                       network receive fixed periodic
                                       payments (usually monthly) for
                                       services rendered to plan members.
                                       Capitated fees are set by contract
                                       between a prepaid managed care plan
                                       (typically an HMO) and providers to be
                                       paid on a per person basis, usually
                                       adjusted for age, sex and family size,
                                       regardless of the amount of services
                                       provided or the costs incurred.
                                       Capitation is typically expressed in
                                       units of per member per month (PMPM).

CODING...............................  A classification method for identifying and defining healthcare
                                       clinical services for billing,
                                       reimbursement, and statistical
                                       purposes.

CPT PROCEDURES.......................  A classification system of terminology and coding developed by the American
                                       Medical Association and used for
                                       describing, coding and reporting
                                       medical services and procedures in an
                                       ambulatory patient care environment.
                                       Also known as Physician's Current
                                       Procedural Terminology, 4th Edition
                                       (CPT-4).

DECISION SUPPORT SYSTEMS.............  Decision support systems provide managers with information on business
                                       operations to assist decision-making.
                                       In the healthcare industry, these
                                       systems can provide managers and
                                       clinicians with data on patterns of
                                       patient care and patient health
                                       outcomes, which can then be used to
                                       analyze resource utilization and the
                                       cost of providing healthcare services.

DRG..................................  Diagnosis-Related Group. An inpatient classification system used by HCFA to
                                       determine hospital reimbursement for
                                       Medicare patients since late 1983. The
                                       DRG system categorizes patients with
                                       similar medical diagnoses, treatment
                                       patterns, and statistically comparable
                                       lengths of stay in a hospital. HCFA
                                       pays the hospital a fixed rate, based
                                       on the average expected use of
                                       hospital resources for each DRG in a
                                       given geographic area. Some managed
                                       care plans and insurers are now
                                       adopting the DRG payment method for
                                       setting their payment rates and
                                       selecting providers.

HCFA.................................  Health Care Financing Administration.
                                       The federal agency responsible for
                                       administering Medicare, overseeing
                                       states' administration of Medicaid,
                                       and a variety of other healthcare
                                       financing and quality assurance
                                       programs, including federal HMO
                                       qualification. HCFA is a part of the
                                       Health and Human Services Department
                                       (HHS).

HCPCS LEVEL II.......................  HCFA Common Procedural Coding System.
                                       An alphanumeric coding system for
                                       reporting provider services,
                                       procedures, and supplies. Level II
                                       national codes (five digit codes
                                       beginning with A through V except S)
                                       supplement CPT-4 codes (also known as
                                       HCPCS Level I codes) and include
                                       physician services not in the CPT, as
                                       well as nonphysician services such as
                                       ambulance, physical therapy, and
                                       durable medical equipment (DME). Local
                                       codes are developed by local Medicare
                                       carriers and state Medicaid programs
                                       to supplement the national codes.

ICD-9-CM.............................  International Classification of
                                       Disease, 9th Edition, Clinical
                                       Modification. A standardized coding
                                       system consisting of a listing of
                                       diagnoses and associated
                                       identification codes. The ICD-9 coding
                                       system is used by healthcare providers
                                       for reporting diagnoses and procedures
                                       of covered persons on claims, and is
                                       required on all Medicare claim forms
                                       and itemized billing statements. The
                                       coding and terminology provide a
                                       uniform language, which accurately
                                       designates primary and secondary
                                       diagnoses and also ensures reliable,
                                       consistent communication on claim
                                       forms.

MANAGED CARE.........................  A system of managing and financing healthcare delivery to ensure that
                                       services provided are deemed
                                       necessary, efficiently provided and
                                       appropriately priced. Through a
                                       variety of techniques, such as
                                       preadmission certification, concurrent
                                       review, financial incentives and
                                       penalties, managed care attempts to
                                       control access to provider sites where
                                       services are received, contain costs,
                                       manage utilization of services and
                                       resources, and ensure favorable
                                       patient outcomes.

MEDICARE RISK CONTRACTING............  A type of managed care arrangement in which the federal government prepays
                                       HMOs and competitive medical plans
                                       (CMP) for services provided to
                                       Medicare beneficiaries who join the
                                       managed care plans and agree to
                                       receive all of their care through the
                                       plans. Monthly fixed payments are made
                                       by the government to the plans, based
                                       on a percentage of the adjusted
                                       average per capita cost (AAPCC). Thus,
                                       the HMOs and CMPs are "at risk" (i.e.
                                       financially liable) for Medicare
                                       services regardless of the extent,
                                       expense, or intensity of services
                                       rendered.

OUTPATIENT...........................  A patient who receives medical services at a healthcare facility
                                       without being admitted to the facility
                                       for an overnight stay.

UTILIZATION..........................  The use of healthcare services.
                                       Managed care plans typically regard
                                       utilization in terms of patterns or
                                       rates of use of a single service or
                                       type of service, such as hospital
                                       care, physician visits, or
                                       prescription drugs. Utilization is
                                       typically expressed as the number of
                                       services used per year per 1,000
                                       persons who are eligible for the
                                       services, or per eligible person.
                                       Utilization rates are established for
                                       health planning, budget review and
                                       cost containment.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURI-TIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR A SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMA-TION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
The Company..............................................................   9
Use of Proceeds..........................................................  10
S Corporation Distributions and Termination of Subchapter S Corporation
 Status..................................................................  10
Dividend Policy..........................................................  10
Capitalization...........................................................  11
Dilution.................................................................  12
Selected Consolidated Financial Data.....................................  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  14
Business.................................................................  22
Management...............................................................  31
Certain Transactions.....................................................  36
Principal Stockholders...................................................  37
Description of Capital Stock.............................................  38
Shares Eligible for Future Sale..........................................  40
Underwriters.............................................................  42
Legal Matters............................................................  43
Experts..................................................................  43
Available Information....................................................  43

                                  -----------

 UNTIL      , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,000,000 SHARES

                   NEXUS HEALTHCARE INFORMATION CORPORATION

                                 COMMON STOCK

                                  -----------

                                  PROSPECTUS

                                       , 1996

                                  -----------

                            VOLPE, WELTY & COMPANY

                            LEGG MASON WOOD WALKER
                                 INCORPORATED


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth an estimate of the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, all of which will be paid by the Company:

     Registration Fee--Securities and Exchange Commission.............. $ 9,518
     Filing Fee--National Association of Securities Dealers, Inc.......   3,260
     Listing Fee--Nasdaq National Market...............................  41,705
     Transfer Agent and Registrar Fees and Expenses....................   2,500
     Blue Sky Fees and Expenses (including legal fees).................  16,000
     Legal Fees and Expenses........................................... 200,000
     Accounting Fees and Expenses...................................... 100,000
     Printing and Engraving Expenses................................... 125,000
     Miscellaneous.....................................................  37,017
                                                                        -------
       Total........................................................... 535,000
                                                                        =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 ("Section 145") of the Delaware General Corporation Law, as amended, provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (iii) may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that, despite such adjudication, but in view of all the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction. Article X of the Company's Certificate of Incorporation provides that the Company shall indemnify any current or former incorporator, director or officer of the Company to the fullest extent permitted by Delaware law.

  Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or
(iv) for any transaction from which the director derived an improper personal benefit.

  Article VII(6) of the Company's Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

  Section 6 of the Underwriting Agreement provides for indemnification by the Underwriters under certain circumstances of directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  The Registrant maintains liability insurance in the amount of $1 million insuring its officers and directors against liabilities that they may incur in such capacities, including liabilities arising under the Federal securities laws other than liabilities arising out of the filing of a registration statement with the Securities and Exchange Commission.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Securities issued by the Company and its predecessor corporations since June 1, 1993 which were not registered under the Securities Act are listed below.

(a) Issuance of Capital Stock.

  (i) On May 15, 1996 the Company issued an aggregate of 7,682,080 shares of Common Stock to Eugene W. Lorenz, William O. Cleverley, Linda Cleverley and Roger K. Harvey (the "Stockholders") in exchange for all of the issued and outstanding shares of St. Anthony Publishing, Inc. ("St. Anthony Publishing") and St. Anthony Healthcare Resource Group, Inc. ("SAHR") held by the Stockholders. As a result of the exchange, the Stockholders hold 100% of the issued and outstanding capital stock of the Company and each of St. Anthony Publishing and SAHR became wholly-owned subsidiaries of the Company.

  (ii) In February 1996, CHIPS was merged into St. Anthony Publishing. In connection with this merger, the prior three owners of CHIPS, Dr. Cleverley, Mr. Harvey and Mrs. Cleverley, received an aggregate of 1,618 newly issued shares of common stock of St. Anthony Publishing, and 118 previously outstanding shares of common stock of SAHR held by St. Anthony Publishing, that had been contributed by Mr. Lorenz to St. Anthony Publishing in connection with the merger.

(b) Grants and Exercise of Stock Options.

  (i) On May 15, 1996, the Company granted options to purchase an aggregate of 317,500 shares of Common Stock to 16 current and former directors, officers, employees and consultants of the Company, 248,750 of which were immediately exercisable upon grant.

  (ii) The Company's 1996 Stock Option Plan (the "1996 Stock Option Plan") was adopted by the Board of Directors on June 14, 1996 and thereafter approved by the stockholders. As of June 20, 1996, options to purchase 430,104 shares of Common Stock were outstanding under the 1996 Stock Option Plan.

  No underwriters were involved in connection with the sales of securities referred to herein. The shares of capital stock issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relative to sales by an issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

   EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
   ----------- -----------------------------------------------------------------
       1.1*     -- Form of Underwriting Agreement.
       3.1      -- Certificate of Incorporation of the Registrant.
       3.2         Certificate of Amendment of Certificate of Incorporation of
                -- the Registrant.
       3.3      -- Bylaws of the Registrant.
       4.1*        Specimen certificate for shares of the Registrant's Common
                -- Stock.
       5.1*     -- Opinion of Gibson, Dunn & Crutcher LLP.
      10.1      -- 1996 Stock Option Plan.
      10.2      -- Form of Stock Option Agreement.
      10.3a        Lease Agreements between Reston Investment Properties
                   Associates Limited Partnership and the Company, dated March
                   18, 1994.
      10.3b        First Amendment to Lease Agreement between Reston Investment
                   Properties Associates Limited Partnership and the Company,
                   dated April 14, 1994.
      10.3c        Second Amendment to Lease Agreement between Reston
                   Investment Properties Associates Limited Partnership and the
                   Company, dated December 2, 1994.
      10.4         Employment Agreement between Eugene W. Lorenz and the
                   Company, effective as of May 1, 1996.
      10.5         Employment Agreement between Marleeta Jones-Burns and the
                   Company, effective as of May 1, 1996.
      10.6         Employment Agreement between Peter L. Bower and the Company, effective as of May 1, 1996.
      10.7         Employment Agreement between John L. Canova and the Company, effective as of May 1, 1996.
      10.8         Employment Agreement between Curtis M. Shepherd and the
                   Company, effective as of May 1, 1996.
      10.9         Non-qualified Stock Appreciation Rights Plan for Key
                   Employees.
      21           List of Subsidiaries.
      23.1         Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit
                   5.1).
      23.2         Consent of Grant Thornton LLP
      24           Power of Attorney (contained on page II-4 of the
                   Registration Statement).
      27           Financial Data Schedule.

- --------
*To be filed by amendment.

  (b) Financial Statement Schedules

  The following schedule is filed as part of this Registration Statement, but not included in the Prospectus.

  Schedule II--Valuation and Qualifying Accounts

  All other schedules for which provision is made in Regulation S-X of the Commission are not required under the related instructions or are inapplicable or the required information is included in the Consolidated Financial Statements and Notes thereto and, therefore, have been omitted.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes (1) to provide the Underwriters at the closing specified in the Underwriting Agreement Certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser, (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF RESTON, STATE OF VIRGINIA, ON THIS 20TH OF JUNE 1996.

                                          Nexus Healthcare Information
                                           Corporation

                                                   /s/ Eugene W. Lorenz
                                          By: _________________________________
                                                     EUGENE W. LORENZ
                                                  CHIEF EXECUTIVE OFFICER

  Each person whose signature appears below constitutes and appoints Eugene W. Lorenz, Peter L. Bower, David A. Webster and Stephen H. Willard, and any of them, his true and lawful attorney-in-fact, each with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement (including amendments thereto) relating to this Registration Statement that is intended to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

        /s/ Eugene W. Lorenz           Chairman, Chief          June 20, 1996
- -------------------------------------   Executive Officer,
          EUGENE W. LORENZ              and Director
                                        (Principal
                                        Executive Officer)

         /s/ Peter L. Bower            Treasurer and Chief      June 20, 1996
- -------------------------------------   Financial Officer
           PETER L. BOWER               (Principal
                                        Financial Officer
                                        and Principal
                                        Accounting Officer)

     /s/ Marleeta K. Jones-Burns       Director                 June 20, 1996
- -------------------------------------
       MARLEETA K. JONES-BURNS

           /s/ Laszlo Makk             Director                 June 20, 1996
- -------------------------------------
             LASZLO MAKK

          /s/ Paul A. Gross            Director                 June 20, 1996
- -------------------------------------
            PAUL A. GROSS

      /s/ Richard Michael Abell        Director                 June 20, 1996
- -------------------------------------
        RICHARD MICHAEL ABELL

          /s/ Alice H. Lusk            Director                 June 20, 1996
- -------------------------------------
            ALICE H. LUSK

      /s/ William O. Cleverley         Director                 June 20, 1996
- -------------------------------------
        WILLIAM O. CLEVERLEY

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTAL INFORMATION

Board of Directors
NexUS Healthcare Information Corporation and Subsidiaries

  In connection with our audit of the consolidated financial statements of NexUS Healthcare Information Corporation and Subsidiaries referred to in our report dated June 10, 1996, which is included in the Prospectus constituting
Part I of this Registration Statement, we have also audited Schedule II for each of the three years in the period ended April 30, 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          Grant Thornton LLP
Vienna, Virginia
June 10, 1996

           NEXUS HEALTHCARE INFORMATION CORPORATION AND SUBSIDIARIES

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

        COLUMN A              COLUMN B                   COLUMN C                COLUMN D      COLUMN E
        --------         ------------------- --------------------------------- ------------- -------------
                             BALANCE AT          CHARGED TO       CHARGED TO                  BALANCE AT
      DESCRIPTION        BEGINNING OF PERIOD COSTS AND EXPENSES OTHER ACCOUNTS DEDUCTIONS(1) END OF PERIOD
      -----------        ------------------- ------------------ -------------- ------------- -------------
Allowance for Doubtful
 Accounts and Cancella-
 tions
  Year ended April 30,
   1996.................      $700,000            $187,000           --          $116,408      $770,592
  Year ended April 30,
   1995.................       600,000             100,000           --               --        700,000
  Year ended April 30,
   1994.................       580,000             356,000           --           336,000       600,000

- --------
(1) Includes amounts written off, net of recoveries.

                                      S-2
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    EXHIBITS

                                   FILED WITH

                             REGISTRATION STATEMENT

                                       ON

                                    FORM S-1


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                    NEXUS HEALTHCARE INFORMATION CORPORATION


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                   NEXUS HEALTHCARE INFORMATION CORPORATION

                               INDEX TO EXHIBITS

 EXHIBIT NO.                       DESCRIPTION OF EXHIBIT
 -----------                       ----------------------
   1.1*      Form of Underwriting Agreement.
   3.1       Certificate of Incorporation of the Registrant.
   3.2       Certificate of Amendment of Certificate of Incorporation of the
             Registrant.
   3.3       Bylaws of the Registrant.
   4.1*      Specimen certificate for shares of the Registrant's Common Stock.
   5.1*      Opinion of Gibson, Dunn & Crutcher LLP.
  10.1       1996 Stock Option Plan.
  10.2       Form of Stock Option Agreement.
  10.3a      Lease Agreements between Reston Investment Properties Associates
             Limited Partnership and the Company, dated March 18, 1994.
  10.3b      First Amendment to Lease Agreement between Reston Investment
             Properties Associates Limited Partnership and the Company, dated
             April 14, 1994.
  10.3c      Second Amendment to Lease Agreement between Reston Investment
             Properties Associates Limited Partnership and the Company, dated
             December 2, 1994.
  10.4       Employment Agreement between Eugene W. Lorenz and the Company, effective as of May 1, 1996.
  10.5       Employment Agreement between Marleeta Jones-Burns and the Company, effective as of May 1, 1996.
  10.6       Employment Agreement between Peter L. Bower and the Company, effective as of May 1, 1996.
  10.7       Employment Agreement between John L. Canova and the Company, effective as of May 1, 1996.
  10.8       Employment Agreement between Curtis M. Shepherd and the Company, effective as of May 1, 1996.
  10.9       Non-qualified Stock Appreciation Rights Plan for Key Employees.
  21         List of Subsidiaries.
  23.1       Consent of Gibson, Dunn & Crutcher, LLP (contained in Exhibit
             5.1).
  23.2       Consent of Grant Thornton LLP.
  24         Power of Attorney (contained on page II-4 of the Registration
             Statement).
  27         Financial Data Schedule

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* To be filed by amendment.

  (b) Financial Statement Schedules

  The following schedule is filed as part of this Registration Statement, but not included in the Prospectus.

  Schedule II--Valuation and Qualifying Accounts

  All other schedules for which provision is made in Registration S-X of the Commission are not required under the related instructions or are inapplicable or the required information is included in the Consolidated Financial Statements and Notes thereto and, therefore, have been omitted.